China Mobile (Hong Kong) Limited

Annual Report 2000

Narrative Description of a CD-Rom accompanying the Company's Annual Report 2000:
-------------------------------------------------------------------------------

The Company's Annual Report 2000 is accompanied by one CD-Rom, the content of which is as follows:

- A 50 second video containing an opening page which invites the viewer to choose either the English or the Chinese language, a page containing the Company's name in English and Chinese, an artist impression of the earth as viewed from outer space and an artist impression of the map of China, an aerial view of an island, pictures of the building where the Company's office is located and certain areas of the Company's office.

-    A short background lyric, the meaning of its words can be summarized as

          A thousand mountain and ten thousand river, I can hear you;
          In the corner of the world and the edge of the sky, You are in my heart;
          China Mobile.....
          Enables me to say 'I love you' anywhere anytime.

- An electronic version of the Company's Annual Report 2000 (with all pages substantially the same as the paper version).

Contents
--------


4        Financial Highlights
6        Company Profile
7        Awards for the Year
8        Corporate Information
9        Biographical Details of Directors and Senior Management
14       Chairman's Statement
19       Business Review
31       Financial Review
40       Report of the Directors
49       Notice of Annual General Meeting
52       Auditors'  Report
53       Consolidated Profit and Loss Account
54       Consolidated Statement of Recognised Gains and Losses
55       Consolidated Balance Sheet
57       Balance Sheet
58       Consolidated Cash Flow Statement
64       Notes to the Accounts
98       Supplementary Information for ADR Holders
106      Financial Summary
108      Milestones
110      Glossary

A world-class global wireless multi-media services provider

Fully leverage our position as China's leading wireless telecommunications provider to deliver quality telecommunications services at fair prices, and to establish a significant and influential position in the international markets.

Financial Highlights

Actual

                                                2000               1999           Change
                                         RMB Million        RMB Million                %
                                         -----------        -----------          -------

Operating revenue (turnover)                   64,984            38,623             68.3

EBITDA                                         37,500            21,603             73.6

Profit attributable to shareholders
(before write-down and write-off
of analog network equipment ,net
of taxation)                                   19,061            10,320             84.7

Profit attributable to shareholders            18,027             4,797            275.8

Basic Earnings Per Share                      RMB1.25           RMB0.40            212.5


Pro-forma Combined

                                                2000               1999           Change
                                         RMB Million        RMB Million                %
                                         -----------        -----------           ------

Pro-forma combined turnover                   92,215             73,025             26.3

Pro-forma combined EBITDA                     52,562             39,277             33.8

Pro-forma combined profit attributable
to shareholders (before write-down and
write-off of analog network equipment,
net of taxation)                              25,699

Pro-forma combined profit attributable
to shareholders                               24,666


Note: The pro-forma combined operating results are based on the assumption that the existing corporate structure (including 13 mobile communications operating subsidiaries) of the Group had been in place since 1 January 1999.


Operating Revenue (Turnover)
(RMB Million)

EBITDA
(RMB Million)

Net Profit
(RMB Million)

Basic Earnings per Share
(RMB)

Company Profile

China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. It was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998, and has obtained a BBB rating by Standard and Poor's and Baa2 by Moody's. The Company is the world's second largest mobile operator in terms of subscriber base.

The Company owns Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile

Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), and operates mobile telecommunications services in the above mentioned provinces, municipalities and autonomous region in the People's Republic of China ("P.R. China") through these thirteen subsidiaries.

As of 31 December 2000, the Group had an aggregate staff of 38,343 employees and an aggregate mobile telecommunications subscriber base of 45.134 million, representing approximately 53 per cent. of all mobile telecommunications subscribers in mainland China at that time.

The Company's major shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2000, indirectly held an equity interest of approximately 75.58 per cent. in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining approximately 24.42 per cent. equity interest in the Company is held by public investors.

Awards for the Year

CFO Asia - Top Value Creator

EuroWeek - Best Asian Equity Issue (2000)

Financial Technology Asia -

Issuer of the Year-Telecoms (2000)

Financial Intelligence Asia - Equity Issuer of the Year (2000)

asiamoney - Overall Best-Managed Company, China (2000)

Corporate Information

Board of Directors
Executive Directors
Mr. Wang Xiaochu
(Chairman & Chief Executive Officer)
Mr. LI Zhenqun
(Vice Chairman & Chief Operating Officer)
Mr. DING Donghua
(Director & Chief Financial Officer)
Mr. Li Gang
(Director of the Company, and President of Guangdong Mobile)
Mr. XU Long

(Director of the Company, and President of Zhejiang Mobile)
Mr. HE Ning
(Director of the Company, and President of Jiangsu Mobile)
Mr. LIU Ping
(Director of the Company, and President of Fujian Mobile)
Mr. YUAN Jianguo
(Director of the Company, and President of Henan Mobile)
Mr. WEI Yiping
(Director of the Company, and President of Hainan Mobile)

Independent Non-executive Directors
Professor Arthur LI Kwok Cheung
Mr. Antony LEUNG Kam Chung
Mr. Chris GENT

Principal Board Committees
Audit Committee
Mr. Antony LEUNG Kam Chung
(Chairman)
Professor Arthur LI Kwok Cheung

Remuneration Committee
Professor Arthur LI Kwok Cheung
(Chairman)
Mr. Antony LEUNG Kam Chung

Nomination Committee
Mr. WANG Xiaochu
(Chairman)
Professor Arthur LI Kwok Cheung

Company Secretary
Mr. Jacky YUNG Shun Loy
(FCCA (UK), FHKSA, CPA (Australia))

General Counsel
Mr. David Laurence KREIDER
(Licensed American attorney and English and Hong Kong solicitor)

Auditors
KPMG

Legal Advisers
Linklaters
Sullivan & Cromwell

Registered Office
60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations:
Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobilehk.com
Stock code: (Hong Kong) 941
           (New York) CHL

Offices of Principal Subsidiaries
China Mobile (Shenzhen) Limited
10/F., Guotong Building
9023 Binhe Road, Futian District
Shenzhen, Guangdong Province, P.R. China
Postal Code: 518048
Tel: 86 755 3596400
Fax: 86 755 3889501

Guangdong Mobile Communication Company Limited
208 Yuexiu Road South, Guangzhou
Guangdong Province, P.R. China
Postal code: 510100
Tel: 86 20 83899555
Fax: 86 20 83899777

Zhejiang Mobile Communication Company Limited
406, Tiyuchang Road, Hangzhou
Zhejiang Province, P.R. China
Postal code: 310006
Tel: 86 571 9008888
Fax: 86 571 5171524

Jiangsu Mobile Communication Company Limited
51 Huju Road, Nanjing
Jiangsu Province, P.R. China
Postal code: 210029
Tel: 86 25 6668121
Fax: 86 25 6668128

Fujian Mobile Communication Company Limited
59 Wushan Road, Fuzhou
Fujian Province, P.R. China
Postal code: 350001
Tel: 86 591 3373384
Fax: 86 591 3376101

Henan Mobile Communication Company Limited
10 Minhang Road, Zhengzhou
Henan Province, P.R. China
Postal code: 450008
Tel: 86 371 5675780

Fax: 86 371 5998119

Hainan Mobile Communication Company Limited
22 Nanbao Road, Haikou
Hainan Province, P.R. China
Postal code: 570206
Tel: 86 898 6762682
Fax: 86 898 6762366

Beijing Mobile Communication Company Limited
58 Dongzhong Street
Dong Cheng District, Beijing, P.R. China
Postal code:  100027
Tel: 86 10 65546699
Fax: 86 10 65544220

Shanghai Mobile Communication Company Limited
29/F., East Tower, 668 Beijing Road East,
Shanghai, P.R. China
Postal code: 200001
Tel: 86 21 33054668
Fax: 86 21 53080400

Tianjin Mobile Communication Company Limited
27 Xinxing Road
Heping District, Tianjin, P.R. China
Postal code: 300052
Tel: 86 22 27826161
Fax: 86 22 27810828

Hebei Mobile Communication Company Limited
220 Qingyuan Street, Shijiazhuang,
Hebei Province, P.R. China
Postal code: 050021
Tel: 86 311 8635333
Fax: 86 311 8635314

Liaoning Mobile Communication Company Limited
128 Shiyiwei Road
Shenhe District, Shenyang
Liaoning Province, P.R. China
Postal code: 110014
Tel: 86 24 22852911
Fax: 86 24 22852933

Shandong Mobile Communication Company Limited
77 Jingsan Road, Jinan
Shandong Province, P.R. China
Postal code: 250001
Tel: 86 531 6168616

Fax: 86 531 6168615

Guangxi Mobile Communication Company Limited
21-25 Jianhang Building
92 Minzu Ave., Nanning
Guangxi Zhuang Nationality Autonomous Region, P.R. China
Postal code: 530021
Tel: 86 771 5513688
Fax: 86 771 5513366

Share Registrar
Hong Kong Registrars Limited
2/F Vicwood Plaza, 199 Des Voeux Road Central
Hong Kong

American Depositary Receipts Depositary
Bank of New York
101 Barclay Street, New York
NY 10286, USA
Tel: 1 888 269 2377
      (toll free in USA)

Publications
As required by the United States securities laws, the Company will file an annual report on Form 20-F with the US Securities and Exchange Commission before 30 June 2001. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile (Hong Kong) Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

United States:
Bank of New York
101 Barclay Street, New York
NY 10286, USA


Biographical Details of Directors & Senior Management

From left to right :     Mr. Ding Donghua, Director & Chief Financial Officer;
Mr. Wang Xiaochu, Chairman & Chief Executive Officer;
Mr. Li Zhenqun, Vice Chairman & Chief Operating Officer.

Executive Directors

Mr. Wang Xiaochu, age 43, Chairman and Chief Executive Officer of the Company. Mr. Wang is in charge of the overall management of the Company. He is also Vice President of

China Mobile Communications Corporation and the Chairman of China Mobile (Hong
Kong) Group Limited and China Mobile Hong Kong (BVI) Limited, the controlling shareholders of the Company. Prior to joining the Company, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province. He was responsible for the development of China Telecom's telephone network management systems and various other information technology projects. Mr Wang graduated from the Beijing University of Posts and Telecommunications in 1980 and has over 20 years of management experience in the telecommunications industry.

Mr. Li Zhenqun, age 55, Vice Chairman and Chief Operating Officer of the Company. Mr. Li is in charge of the Company's business operations and investor relations. He is also the Vice Chairman of China Mobile (Hong Kong) Group Limited and China Mobile Hong Kong (BVI) Limited, the controlling shareholders of the Company. He joined the Company on 11 August, 2000. Since 1998 and prior to joining the Company, Mr. Li was the Director of the Xiamen Telecommunications Bureau in Fujian Province. He also served as the Director of the Xiamen Posts and Telecommunications Bureau in Fujian Province from 1984 to 1998. He graduated from Peking University in 1970. Mr. Li has 29 years of management experience in the telecommunications industry.

Mr. Ding Donghua, age 64, Director and Chief Financial Officer of the Company. Mr. Ding is in charge of the financial management of the Company. Mr. Ding is also a director of China Mobile Hong Kong (BVI) Limited, the immediate controlling shareholder of the Company. Prior to joining the Company, Mr. Ding was previously the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 39 years of management experience in the telecommunications industry, as well as in economics and finance.

Mr. Li Gang, age 44, Director of the Company. Mr. Li is responsible for the mobile telecommunications operations in Guangdong Province. He is also the Chairman and President of Guangdong Mobile. He was formerly the Vice Chairman and President of Guangdong Mobile. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1985, and has 27 years of experience in the telecommunications industry.

Mr. Xu Long, age 44, Director of the Company. Mr. Xu is responsible for the mobile telecommunications operations in Zhejiang Province. He is also the Chairman and President of Zhejiang Mobile. He previously served as the Deputy Director General and the Director of the General Office of Zhejiang Posts and Telecommunications Administration, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Deputy Director of Shaoxing Posts and Telecommunications Bureau in Zhejiang Province. He graduated from the Zhejiang Radio and Television University in 1985, and has 23 years of experience in the telecommunications industry.

Mr. He Ning, age 39, Director of the Company. Mr. He is responsible for the mobile telecommunications operations in Jiangsu Province. He is also the Chairman and President of Jiangsu Mobile. Mr. He previously served as the Deputy Director General of the Jiangsu

Posts and Telecommunications Administration, the Director and Deputy Director of the Jiangsu Mobile Communications Bureau, and Deputy Director of the Zhenjiang Posts and Telecommunications Bureau in Jiangsu Province. He graduated from the Nanjing Institute of Posts and Telecommunications in 1983, and has 17 years of experience in the telecommunications industry.

Mr. Liu Ping, age 55, Director of the Company. Mr. Liu is responsible for the mobile telecommunications operations in Fujian Province. He is also the Chairman and President of Fujian Mobile. Mr. Liu previously served as the Deputy Director General of the Fujian Posts and Telecommunications Administration and Director of the Fuzhou Posts and Telecommunications Bureau. He graduated from the Nanjing Institute of Posts and Telecommunications in 1985, and has 23 years of experience in the telecommunications industry.

Mr. Yuan Jianguo, age 50, Director of the Company. Mr. Yuan is responsible for the mobile telecommunications operations in Henan Province. He is also the Chairman and President of Henan Mobile. Mr. Yuan previously served as the Deputy Director General of the Henan Posts and Telecommunications Administration, and as Director and Deputy Director of the Henan Mobile Communications Bureau. He holds a Masters Degree in Economics Law from the Chinese Academy of Social Sciences, and has 30 years of experience in the telecommunications industry.

Mr. Wei Yiping, age 49, Director of the Company. Mr. Wei is responsible for the mobile telecommunications operations in Hainan Province. He is also the Chairman and President of Hainan Mobile. Mr. Wei previously served as the Deputy Director General of the Hainan Posts and Telecommunications Administration, and as Director of the Sanya Posts and Telecommunications Bureau. He graduated from Xi'an Foreign Languages Institute and received a Masters Degree in Political Economics from the Beijing Normal University, and has 30 years of experience in the telecommunications industry.

Independent Non-executive Directors

Professor Arthur Li Kwok Cheung, age 55, Director of the Company. Professor Li is the Vice Chancellor of the Chinese University of Hong Kong, a Director of the Bank of East Asia Limited, a Non-Executive Director and Chairman of the Board of Regal Hotel Group plc. and a Non-Executive Director of Henderson Cyber Limited. He holds a doctorate degree in medicine from Cambridge University and an honorary doctorate degree in science. He previously served as Board Member of the Hong Kong Hospital Authority and President of the College of Surgeons of Hong Kong. Professor Li was an Advisor on Hong Kong Affairs to the People's Republic of China, a Member of the Basic Law Consultative Committee, a Member of the Preparatory Committee of the Hong Kong Special Administrative Region of the National People's Congress, a Member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Professor Li is a Committee Member of the Ninth Annual Chinese People's Political Consultative Conference.

Mr. Antony Leung Kam Chung, age 49, Director of the Company. Mr. Leung is the Chairman for Asia Pacific of The Chase Manhattan Bank. He graduated from the University of Hong Kong and completed the Advanced Management Program at the Harvard Business School. Mr. Leung's public service appointments include Member of the Executive Council of the Hong Kong Special Administrative Region, Chairman of the Education Commission and Member of the Exchange Fund Advisory Committee.

Mr. Chris Gent, age 52, Director of the Company. Mr. Gent is the Chief Executive of Vodafone Group Plc., the world's largest mobile telecommunications company. Mr. Gent joined the Vodafone Group as Managing Director of Vodafone Limited in 1985 when Vodafone launched its first mobile phone service in the UK, and held the position until December 1996, when he became Group Chief Executive. He is also the Chairman of the supervisory board of Mannesmann AG. Mr. Gent has many years of management experience in the telecommunications industry worldwide.

Chairman's Statement

The Group's rapid growth continued in 2000, with total number of subscribers exceeding 45 million and the commencement of a wireless data business is encouraging. In addition, the Company successfully financed and completed the acquisition of interests in seven mobile telecommunications companies in Mainland China, making the Group the second largest mobile telecommunications operator in the world in terms of subscriber base.

Mr. Wang Xiaochu
Chairman and Chief Executive Officer

In 2000, the Group continued its strategy of enhancing organic and external growth whilst also exploring other business opportunities in the broader telecommunications sector. The Group has shown remarkable performance in all three aspects and achieved satisfactory results. In November 2000, the Company successfully financed and completed the acquisition of interests in seven mobile telecommunications companies in China, making the Group the second largest mobile telecommunications operator in the world in terms of number of subscribers. The Group has also actively sought co-operation opportunities in the international markets, which has resulted in a strategic alliance with Vodafone Group Plc. ("Vodafone").

As at 31 December 2000, the Group had 45.13 million subscribers, representing an increase of 189 per cent. over 1999. Operating revenue was RMB65 billion, representing an increase of 68 per cent. over last year. EBITDA reached RMB37.5 billion, representing an increase of 74 per cent. over last year. Net profit and earnings per share were RMB18 billion and RMB1.25 (HK$1.18), representing an increase of 276 per cent. and 213 per cent. over last year, respectively.

Assuming that the Group's existing structure had been in place since 1 January 2000, the Group's pro-forma combined operating revenue and EBITDA were RMB92.2 billion and RMB52.6 billion, respectively. After deducting the write-down and write-off of analog network equipment of approximately RMB1.525 billion and the interest costs for the acquisition financing of approximately RMB750 million, and after making the associated tax adjustments, the Group's pro-forma combined net profit for 2000 was approximately RMB24.7 billion.

In order to ensure the organic growth of its business, the Group focused on strengthening internal management and improving operating results in 2000. As an overseas-listed company operating in Mainland China, the Company has the advantage of being governed in accordance with international standards while benefiting from the foresight of our management. The Group has continued to implement modern corporate management systems and to apply the experience of other successful international mobile telecommunications companies to all its operating subsidiaries. The Group has further improved its corporate governance and strengthened its cost controls. In 2000, the Group implemented an all-encompassing evaluation system to assess all major aspects of the operations of its subsidiaries, established a corresponding performance-based incentive program and organised personnel exchanges and management training. The Group has also made share options available to a wider range of employees. All these measures have been beneficial to realising operating synergies among the Group's subsidiaries, enhancing the Group's enterprise value and improving employee productivity, thereby fostering staff loyalty and job satisfaction within the Company.

As part of the Group's external growth strategy, in November 2000, the Company successfully acquired from China Mobile Communications Corporation its interests in seven mobile communications companies in Beijing, Shanghai, Tianjin, Hebei, Liaoning, Shandong and Guangxi, for a total consideration of approximately US$32.84 billion. To finance a portion of the acquisition price, the Company issued new shares and convertible notes in the international capital markets, raising a total of approximately US$7.555 billion in November 2000. In addition, the Company raised RMB12.5 billion by way of syndicated loans, the first in the history of the Company, which, taken together, were the largest syndicated loans ever in Mainland China. The acquisition has significantly expanded the subscriber base and geographical coverage of the Group's business to a contiguous market covering all coastal provinces, municipalities and autonomous region of Mainland China. After the acquisition, the Group's network in these 13 provinces, municipalities and autonomous region covered almost half of the population in China and subscribers of the Group accounted for approximately 53 per cent. of all mobile subscribers in Mainland China.

As envisaged by the Company's management, in the new millennium, the mobile telecommunications business continues to evolve from traditional voice transmission services to diversified value-added services as a result of rapid technological development and continuous service innovation. In 2000, the Group started the construction of the CMNet Internet Protocol ("IP") backbone network in the 13 provinces, municipalities and autonomous region serviced by the Group, on which IP long distance calling services were launched to provide subscribers with more long distance telecommunications choices. The Group has also introduced Wireless Applications Protocol ("WAP") services on a commercial basis and continued the testing of General Packet Radio Service ("GPRS") technology. The various Short Message Services ("SMS") offered by the Group on its short message platform have been popular with subscribers in China, reflecting promising prospects for wireless data business. To facilitate the development of the Group's wireless data business, the Company has established a joint venture Wireless Data Research and Development Centre, Aspire, with Hewlett Packard and other parties, which the Company's management believes will help the Group to assume a leading position in the wireless data telecommunications sector in Mainland China. The Group has also set up a unified wireless data platform and has used this platform for the introduction of the "Monternet" mobile Internet portal, making the Group the first mobile service provider in Mainland China to combine an Internet portal with mobile telecommunications services.

The Group has made significant efforts in exploring co-operation opportunities internationally. These efforts have led to our Strategic Alliance Agreement with Vodafone. We are also honoured to have Mr. Chris Gent, the Chief Executive of Vodafone, join the board of the Company as an independent non-executive director. This milestone strategic alliance represents a major step forward for the Group in becoming a world-class, global wireless multimedia services provider. The Group and Vodafone have started to implement various initiatives for technological and operational co-operation.

At a time when the Group's business is developing rapidly, it is necessary that the Group retains available capital to support capital investment, in the interest of realising better returns to our shareholders. Accordingly, the Board of Directors does not recommend the payment of a dividend this year.

The outstanding performance and results of the Group in 2000 won popular recognition from the financial and investment communities and a number of awards such as "Overall Best Managed Company in China 2000" and "Best Asian Equity Issue" from leading financial publications asiamoney, EuroWeek, FIA and FTA.

From a global perspective, China is expected to continue to experience relatively high economic growth despite signs of a slow down in the international economy. The relevant Chinese government authority has estimated that China's economic growth will continue at an annual rate of 7 per cent. over the next few years. In the area of mobile telecommunications, although the relatively high penetration rate of current-generation (2G) mobile telecommunications services has resulted in saturated markets and low growth rates in many other regions around the world, and while the next-generation (3G) mobile telecommunications technologies have not yet become sufficiently mature, the Company's management believes that there is still substantial development potential for 2G mobile telecommunications technologies in China given the relatively low penetration rates. Looking forward, the Company's management is confident about the future development of the Group's business. The Group will continue to emphasize long term and stable development, seeking not only to further expand our subscriber base, but also continue to improve operating efficiency and enhance corporate value. The Group will endeavour to further develop and enhance a market-oriented management structure and internal management systems, especially in the area of human resources management. With respect to its business operations, the Group will further upgrade the quality of its product offerings, providing improved and more personalised services, and explore new opportunities to expand the range of Value-Added Services ("VAS"). The Group also expects to strengthen its corporate image as a quality mobile telecommunications operator and market leader by adopting a flexible, market-oriented and customer-driven approach. In addition, the Group will continue to exercise prudence in financial management and pursue strategic investment opportunities.

Since the establishment of the Company, we have firmly focused on providing subscribers with excellent services and enhancing shareholder value. Though the Group has made great progress in recent years, and has become the world's second largest mobile telecommunications operator, its focus remains unchanged. While continuing to enhance the Group's services to its subscribers, we will, as always, maintain the Group's quality fundamentals and commitment to investor transparency, and continue to enhance corporate value in order to generate good returns to our shareholders.

I would like to take this opportunity to extend my deep and sincere thanks to the investors for their support, the members of the Board for their co-operation, and all employees for their hard work over the past year.

Wang Xiaochu

Chairman and Chief Executive Officer
Hong Kong, 9 April 2001

Customer-oriented
High Quality Customer Service
Better Returns to Shareholders

Business Review

The table below summarizes selected operating data of the Group for the period from 1998 to 2000. Operating figures shown in this table and the "Business Review" section are pro-forma figures unless otherwise stated, which means that it is assumed that the Group's existing structure (including thirteen mobile telecommunications companies) had been in place during the four years from 1 January 1997 to 31 December 2000.

Selected Operating Data of the Group for 1998 to 2000

                                                         2000             1999              1998
                                                   ----------         --------         ---------
Mobile Subscribers  ('000)                           45,133.9         25,742.6          15,527.7
Net Additional Subscribers ('000)                    19,391.3         10,214.9           6,279.0
Total Usage (Million Minutes)                       125,143.1         89,440.7          58,469.6
Average Usage per         o All Users                     299              366               393
  User per Month (MOU)    o Contract Users                326              366               393
  (Minutes/ User/Month)   o Prepaid Users                 125             N.A.              N.A.
Average Revenue Per       o All Users                     221              299               366
  User per Month (ARPU)   o Contract Users                241              299               366
  (RMB/User/Month)        o Prepaid Users                  87             N.A.              N.A.

The Group's pro-forma combined subscriber base reached 45.134 million subscribers, representing an increase of 75.3 per cent. over 1999. The Company successfully acquired interests in seven mobile communications companies in Mainland China, resulting in a seamless network covering the coastal region of Mainland China, and a total population of over 600 million. The commencement of a wireless data business is encouraging, reflecting robust forward progress. The Group introduced Monternet, and established a joint venture with Hewlett Packard and other parties to set up a wireless data research and development centre to jointly develop a wireless data services platform.

Introduction - Quality Mobile Telecommunications Services Provider

The Company has grown substantially since its initial public offering in 1997. Since then and until the end of 1999, the number of total subscribers grew at a compound annual rate of 66.8 per cent. With such strength, the number of total subscribers further increased in 2000 by a significant 75.3 per cent., reaching
45.134 million subscribers, and providing network coverage to thirteen provinces, municipalities and autonomous region in Mainland China.

In addition to actively developing our traditional mobile businesses, the Group also actively invested in an IP backbone network (CMNet), set up platforms for mobile Internet services, and continued to explore opportunities in other wireless telecommunications businesses offering significant growth potential. We also worked with various e-commerce service providers to pursue new development initiatives.

The Group has further improved its service to customers and subscriber satisfaction by rationalizing operations and continuing to increase its focus on customer services. The Group's management believes that these measures enhance our image as a quality mobile telecommunications services provider and assist us in maintaining our leading market position.

Voice-related Telecommunications Services

o Total subscribers increased from 25.743 million subscribers at the end of 1999 to 45.134 million subscribers at the end of 2000. Total usage volume increased by 39.9 per cent. compared to 1999, totaling 125.14 billion minutes in 2000.

o The Group introduced diversified products, including pre-paid card services, VoIP long distance call services, and tariff packages for mobile telecommunications services. The Company's management believes that these new products further enhance market segmentation, help to stimulate usage, and better meet the needs of subscribers with different usage patterns.

Subscriber Base and Total Minutes of Usage

Voice-related telecommunications services continued to be the main revenue source of the Group in 2000. By 31 December 2000, the subscriber base of the Group's 13 mobile communications subsidiaries totaled 45.134 million subscribers. The net additional subscribers in 2000 reached 19.391 million. The aggregate subscriber usage volume reached 125.14 billion minutes in 2000, representing an increase of 39.9 per cent. over 1999. As at 31 December, 2000, the subscriber base and the total usage volume of the operating companies in our original six provinces were 27.148 million subscribers and 77.52 billion minutes, respectively. The acquisition of the seven mobile communications companies in November 2000, expanded the coverage of the Group's network to include the coastal region and many of the major economic centers in Mainland China, providing a more extensive market for the Group's future development. As at 31 December 2000, the aggregate subscriber base and the total usage volume of these seven mobile communications companies were 17.986 million subscribers and
47.63 billion minutes, respectively.

As at 31 December 2000, the capacity of the Group's mobile telecommunications networks (calculated on the basis that each wireless voice channel can support 30 subscribers) reached 59.541 million subscribers, with a network utilization rate of 76 per cent.

Average Revenue Per User Per Month and Minutes of Usage

Average minutes of usage per user per month (MOU) in 2000 was 299 minutes, declining by 18.1 per cent. compared with 1999. The decline in MOU was mainly due to the substantial increase in lower usage subscribers, and, in particular, subscribers of pre-paid services. Average revenue per user per month (ARPU) was RMB 221 in 2000, representing a decline of 26.1 per cent. compared with 1999. In addition to the decline in MOU, the decrease in ARPU was also attributable to the reduction of connection fees and the introduction in 2000 of VoIP long distance call services.

The Group's 13 mobile communications companies introduced "Shenzhouxing" pre-paid cards services during the first quarter of 2000. No connection fees or monthly fees are charged for pre-paid card services. In addition, the retail price of handsets has declined substantially in recent years. These factors have significantly reduced the initial cost of subscribing to mobile telecommunications services, and therefore has accelerated the development of the low-end market. By 31 December 2000, subscribers to "Shenzhouxing" and other pre-paid card services of the Group's thirteen mobile communications companies totaled 12.725 million, and the mobile penetration rate in these provinces had reached 9.3 per cent., reflecting the Group's successful efforts in further penetrating and nurturing the market.

Since pre-paid card services target lower-usage subscribers with lower MOU, the ARPU of pre-paid users is also lower. The substantial increase in the number of pre-paid card users was the main reason for the reduction in overall ARPU in 2000. In 2000, the MOU and ARPU of pre-paid card users were 125 minutes and RMB87, respectively. The MOU and ARPU of contract subscribers in 2000 were maintained at 326 minutes and RMB241, respectively.

Although pre-paid users use less services overall, they also consume less network capacity and require less network expansion investment and network operation and maintenance costs than contract subscribers. Accordingly, on balance, pre-paid card services have had a positive impact on the Company's profitability.

In order to provide its subscribers with additional service offerings and to further enhance our competitiveness, the Group launched VoIP long distance call services on 17 May 2000. Owing to our aggressive marketing strategy and quality services, our VoIP long distance call services have been widely recognized and accepted by subscribers, resulting in a substantial increase in the total volume of domestic long distance calls.

VoIP long distance calls offer significant discounts compared to conventional long distance calls. As all VoIP long distance traffic is transmitted over the Group's networks, the Group can save on interconnection expenses payable to fixed-line operators, thereby reducing operating expenses for VoIP services to a level lower than that for conventional long distance calls. As a result, VoIP services have led the Group to achieve "higher usage and lower ARPU, but higher profit", and the Group believes that VoIP long distance call services can enhance the profitability of its operations.

Analog to Digital Upgrade

As at 31 March 2001, the Group had approximately 1.5 million analog subscribers, accounting for 2.9 per cent. of the aggregate subscriber base. In order to increase the utilization rate of transmission networks, enhance manpower and equipment utilization rates, save on operating costs and provide better service to analog subscribers, the Group intends to discontinue the operation of analog networks and encourage the migration of all existing analog subscribers accounts to GSM services accounts by the end of 2001. As at the end of 2000, the net book value of analog mobile communication assets was RMB1.525 billion, accounting for only 1.71 per cent. of the value of the Group's total fixed assets. The Group has decided to fully provide for these assets at the end of 2000, as the estimated recoverable value of these assets is lower than their net book value.

In order to increase the utilization rate of frequency spectrum, the Group has obtained approval from the relevant regulatory authorities responsible for allocating frequency spectrum in China to substitute the original 5MHz analog mobile telecommunications spectrum for 5MHz of digital mobile telecommunications spectrum in the 1,800MHz frequency band, following the termination of the Group's analog mobile services. As consequence, the Group will have a total of 19MHz of frequency in the 900MHz band and

15MHz of frequency in the 1,800MHz band for digital mobile telecommunications, which will result in more efficient use of the 900MHz and 1,800MHz frequency bands for digital mobile telecommunications.

With the continuous development of the mobile communications business of the Group and advancements in mobile communications businesses, the Group believes that the advantages of GSM digital mobile telecommunications networks in the areas of emerging services, including mobile data services and mobile e-commerce, will become increasingly apparent. The time has come for the Group to become a dedicated digital mobile communications operator.

New Business and Data Business

o Usage volume of mobile telephone SMS in the last quarter of 2000 represented an increase of 237.7 per cent. over the usage volume in the first quarter of 2000.

o The Group launched the "Monternet" initiative and commenced construction of Mobile Information Service Center ("MISC") and GPRS mobile data communication networks within areas covered by its networks.

Mobile telephone SMS registered significant growth in 2000. The usage volume of SMS by the Group's subscribers increased from 56.72 million messages in the first quarter of 2000 to 191.52 million messages in the fourth quarter of 2000, representing an increase of 237.7 per cent. In the view of the Company's management, this enormous increase reveals the huge potential for future development of the wireless data telecommunications market in Mainland China.

As for the business development of the Group in coming years, the Group will concentrate on developing mobile data services. The Group will develop its mobile data services with a focus on a unified mobile portal website "Monternet", and "Mobile Information Service (MISC) Platform".

Monternet is the brand name for the Group's mobile Internet services initiative, which we have developed to serve as a portal for all mobile Internet services. The Group introduced the Monternet Program in the last quarter of 2000. Since then, over 102 service providers ("SP") have contracted to join the Monternet Program to co-operate in the exploration of the mobile Internet market. Such co-operation entails the SPs providing mobile Internet content and services on the communications channels and the MISC platform furnished by the Group. The Company believes that Monternet will significantly accelerate the growth of the Group's mobile data business.

Mobile Information Service Centre (MISC) Platform

The MISC is intended to serve as the common platform for all mobile Internet services of the Group. MISC will be installed in stages based on a distributed structure in the Group's provincial operating subsidiaries. A unified MISC platform will provide the Group's mobile telephone subscribers with mobile data roaming capabilities. The MISC platform will also provide a uniform data interface open to third-party SPs, through which standard network information (such as billing information) can be provided. The segregation of service platforms from the base mobile telecommunications networks will ensure that all mobile communications services developed through the platform can be smoothly migrated at such time as the mobile communications networks are upgraded to 2.5G and 3G, and make it a truly "future compatible network".

Customer Service and Tariffs

o In 2000, the Group established a general customer service hotline and service centers to serve major accounts thereby establishing standard service procedures and ensuring customer satisfaction.

o Since 2000, the Group launched VoIP long distance call services and introduced tariff package to provide subscribers with more choices of services, increasing the Group's market competitiveness.

Customer Service

Our continuous efforts to improve service quality and ensure customer satisfaction have been key elements supporting the Group's well-established reputation as a quality mobile telecommunications operator.

In 2000, the Group's 13 mobile communications companies established a general customer service hotline. In addition to an interactive voice response system, there were over 2,570 seats of operators providing subscribers with information on billing, service termination, loss reporting and responses to general consumer enquiries.

The Group considers high usage corporate and individual subscribers to be valuable assets. In this regard, the 13 operating subsidiaries of the Group have established service centers to serve major accounts, and have established service guidelines and databases for these customers. Designated account managers have also been appointed to coordinate all issues relating to sales and services for these major accounts.

Establishing standard service procedures and enhancing the management of the various sales and services centers are key means to improve the quality of service to customers. By the end of 2000, the Group had 26,390 sales and retail outlets, representing an increase of 119.3 per cent. from the previous year. The Group owned 1,389 outlets, while third parties operated the remaining 25,001 outlets. For its sales outlets and major retail chains operated by third parties, the Group has established standard service procedures and a standardised logo identification and has implemented a centralized subscriber management system as part of its Business Operation Support System ("BOSS"), thereby reducing the time required for providing various customer support services.

To further improve the quality of customer service, the Group has retained a professional market research company to actively determine customer satisfaction via an Internet survey (offering suitable rewards as an inducement to survey participants), telephone interviews and in-depth discussions. The Group believes that by using survey reports prepared by independent third parties, it can improve its service procedures and identify solutions to service-related challenges.

Tariffs

Since 2000, the Group has introduced various new mobile communications services. The introduction of VoIP long distance call services has provided subscribers with greater choices and, at the same time, has reinforced the Group's competitiveness. Table 1 below sets out the comparison of tariffs between conventional long distance call services and VoIP long distance call services as at 21 February 2001.

Table 1    Comparison of tariffs between VoIP long distance call services and conventional long distance call services

                                                                                               Tariffs on
                                                            Tariffs on                       Conventional
                                                             VoIP Long                               Long
                                                        Distance Calls                     Distance Calls
                                                          (RMB/Minute)                    (RMB/6 seconds)
                                                        --------------                    ---------------

Intra-provincial
  Long Distance Calls                                             0.30                               0.07
Inter-provincial Long
  Distance Calls                                                  0.30                               0.07
International Long
  Distance Calls                                                  4.80                               0.80
Long Distance Calls to
  Hong Kong, Macau and Taiwan                                1.50/2.50                               0.20

In order to satisfy specific mobile communications needs in different markets and to further differentiate various products, the Group has obtained approval from the relevant authorities regulating the telecommunications industry in China to pioneer the launch of packaged mobile telecommunications plans in Mainland China. A total of six different packages (see Table 2) have been approved by the regulatory authorities to date. In relation to the promotion of the usage plans in different markets, the Group will select appropriate packages and promotion schedules to suit the needs of particular markets.

Table 2    Tariffs on Packaged Mobile Communications Services


                                                    Usage Charges             Usage Charges
                                                      During Peak           During Off-Peak
                           Basic Usage          Hours(2) for each         Hours(2) for each
                            Covered by           minute exceeding          minute exceeding
                           the Monthly                the covered               the covered
Monthly fees                    Fee(1)                basic usage               basic usage
------------              ------------         ------------------       -------------------
(RMB)                         (Minute)                      (RMB)                     (RMB)
98                                 170                       0.60                      0.30
168                                330                       0.50                      0.25
268                                600                       0.45                      0.22
388                              1,000                       0.40                      0.20
568                              1,700                       0.35                      0.18
788                              2,588                       0.30                      0.15

Note 1: Basic usage covered by the Monthly Fee does not cover inter-provincial and international roaming usage.

Note 2: Peak hours represent the period between 0700 and 2300 daily while off-peak hours represent the period between 2300 to 0700 the following day.

Investment and Capital Expenditure

o In 2000, the Group's capital expenditure amounted to approximately US$3.5 billion, which was invested primarily in the expansion of GSM networks, new technologies and products, and other areas.

o The Group's planned capital expenditure for 2001 through 2003 is US$16.3 billion.

The Group's planned capital expenditures for 2000, 2001 and 2002 were originally US$5.2 billion, US$5.6 billion and US$5.6 billion, respectively. The actual investment made in 2000 was US$3.5 billion. It should be noted that this amount was sufficient to achieve most of the investment objectives targeted by the Group. Reductions in the purchase price of telecommunications equipment in 2000 were the primary cause of the variance. Due to a prolongation of the construction cycle, some of the expenditures on transmission projects were deferred. Furthermore, several network upgrade projects, including GPRS, have been postponed in light of insufficiently mature technologies and applications.

In order to facilitate further business development and explore new business opportunities, the Group estimates total capital expenditure of US$16.3 billion for the period between 2001 and 2003. The capital expenditures are expected to be financed primarily out of the Group's internal cash flow generated from operations.

The Group will invest the planned capital primarily in GSM network expansion, new technologies and new product development, transmission network deployment, operating support system projects and other areas.

In addition to expanding the Group's GSM mobile telecommunications network capacity, the Group is also investing significantly in the development of the inter-provincial IP backbone network CMNet, the Intelligent Network overlaying the existing GSM Network and wireless data communications network.

CMNet is a new generation open telecommunications network based on broadband IP technologies. CMNet will enable the Group to explore more opportunities in the wireless data communications business, and to transform itself from a traditional wireless voice telecommunications operator into a wireless multimedia services provider. The Group will make use of the CMNet to transmit the majority of its VoIP long distance calls and wireless data service traffic arising from the use of GPRS networks in the future.

In 2000, the Group expanded its Intelligent Network to further strengthen its competitiveness and to provide its subscribers with diversified services. With the Intelligent Network platform, the Group was able to develop new services, including pre-paid card services with nationwide roaming functions, virtual private networks and wireless advertising. Moreover, the Intelligent Network provides platform support for the Group's future business development.

The Group believes that the wireless data communications sector will enjoy significant growth in the future, therefore it will be the main focus of the Group's development plan. In 2000, the Group established a number of GPRS data communications trial networks. The Group also intends to set up GPRS networks for commercial use in various major cities in the coastal region of Mainland China in 2001. The purpose of setting up the GPRS networks is to provide high-speed mobile Internet services. The Group plans to invest in upgrading the existing GSM networks from 2001 to 2003 to install shared voice/data channels and dedicated data channels with WAP over GPRS functions. This will enable the Group to achieve a smooth transition from the existing 2G networks to 2.5G digital mobile telecommunications networks and establish a solid market foundation from which 3G services can be launched.

Strategic Alliance with Vodafone Group

The Group entered into a Memorandum of Understanding with Vodafone on 4 October 2000, and a Strategic Alliance Agreement was executed between the parties in February of 2001. Vodafone holds approximately 2 per cent. of the entire issued share capital of the Company after subscribing for US$2.5 billion worth of shares in the Company. The Group and Vodafone have started the sharing of management experience and the exchange of human resources at various levels, and certain operating subsidiaries have been selected for trial co-operation in respect of marketing planning for corporate users, distributor management, customer relations management and network optimization technologies.

Growth Strategy

The Group believes that the rapid growth of the subscriber base and the retention of quality subscribers are the keys to the development of mobile telecommunications operators. The Group will consolidate the operational management of mobile telecommunications companies in the thirteen provinces to further upgrade its quality of service, enhance subscribers' satisfaction and loyalty, and continue to reinforce the Group's image as a quality mobile telecommunications operator. The Group believes that these measures will help foster rapid growth in the total subscriber base while ensuring the quality of subscribers.

The Group believes that the development of 3G mobile telecommunications technologies will bring about significant business opportunities for mobile telecommunications operators. However, it is increasingly recognized by many international operators that substantial demand in the 3G market will emerge somewhat later than had been originally anticipated. The Group will continue to closely follow the development of 3G mobile telecommunications technologies in the international market. The Group will take a proactive approach, while remaining careful and prudent, in determining the optimal marketing strategy for implementing 3G technologies in China. The Group will continue to implement its established strategy in relation to mobile data technologies, and gradually upgrade its existing GSM networks. Based on the uniform portal website Monternet and the MISC, the Group will concentrate on the development of mobile Internet and mobile e-commerce with 2.5G mobile communications technologies, with the objective of elevating its business focus along the value chain of the mobile telecommunications industry. The Group will continue its three-fold strategy of enhancing organic and external growth, while taking an active role in identifying other business opportunities in the broader telecommunications sector, to maximize returns for shareholders.

Outstanding growth opportunities
Tremendous value creation since IPO

Financial Review

The information set out below presents the unaudited Pro-forma Combined operating results ("Pro-forma Combined") of the Group since 1 January 1999. The Group's Pro-forma Combined operating results are prepared on the assumption that the existing corporate structure of the Group (including 13 mobile communications operating subsidiaries) had been in place throughout the two financial years ended 31 December 1999 and 2000.


                                                                               Pro-forma Combined
                                                                                Operating Results
                                                               -------------------------------------------
                                                                  2000              1999            Change
                                                                   RMB               RMB
                                                               Million           Million                 %
                                                               -------           -------            ------
Operating revenue (Turnover)
Usage fees                                                      64,220            47,726              34.6
Monthly fees                                                    14,364            10,935              31.4
Connection fees                                                  2,976             6,885             (56.8)
Other operating revenue                                         10,655             7,479              42.5
                                                                92,215            73,025              26.3


Operating expenses
Leased lines                                                     8,092             7,999               1.2
Interconnection                                                 13,094            12,549               4.3
Depreciation                                                    14,694            13,922               5.5
Personnel                                                        4,773             3,023              57.9
Other operating expenses                                        14,800            10,803              37.0
                                                                55,453            48,296              14.8


                                                                               Pro-forma Combined
                                                                                Operating Results
                                                               -------------------------------------------
                                                                  2000              1999            Change
                                                                   RMB               RMB
                                                               Million           Million                 %
                                                               -------           -------            ------
Profit from operations                                          36,762            24,729              48.7

Profit attributable to shareholders                             24,666

Profit attributable to shareholders
(before write-down and write-off of
analog network equipment, net of taxation)                      25,699

EBITDA                                                          52,562            39,277              33.8

In 2000, the Group's businesses continued to grow rapidly, and operating efficiency improved steadily, resulting in satisfactory financial results overall. The acquisition of interests in the seven mobile communications companies in 2000 further improved economies of scale for the Group. The Group's capital structure and operating synergies were further enhanced.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results for 2000

In 2000, compared to other major global economies, China achieved strong economic growth with GDP growth at 8.0 per cent. With the growing importance of information technologies, China's telecommunications industry has led the growth of other sectors of the Chinese economy. At the same time, when compared with other developed telecommunications markets world-wide, China has demonstrated strong consumer demand and unique developmental potential. These positive economic and market factors have created a favorable environment for the Group's development.

Audited consolidated operating revenue, EBITDA and net profit of the Group for 2000 were RMB64,984 million, RMB37,500 million and RMB18,027 million, respectively, representing increases of 68.3 per cent., 73.6 per cent. and 275.8 per cent. over 1999 figures, respectively, while earnings per share was RMB1.25 (approximately Hong Kong dollar 1.18), representing an increase of 212.5 per cent. from the 1999 figure. Pro-forma Combined* operating revenue for 2000 was RMB92,215 million, representing an increase of 26.3 per cent. from the 1999 figure. Pro-forma Combined EBITDA increased 33.8 per cent. to RMB52,562 million. Pro-forma Combined net profit was RMB24,666 million.

Note: *    The unaudited Pro-forma Combined operating results of the Group are prepared on the assumption that the existing corporate structure of the Group (including 13 mobile communications operating subsidiaries) had been in place throughout the three financial years ended 31 December 1998, 1999 and 2000.

Operating Revenue (Turnover)

Operating revenue achieved satisfactory growth with recurrent revenue contributing an increasing proportion and revenue from value-added services growing in importance.

The Group's Pro-forma Combined operating revenue for 2000 was RMB92,215 million, representing an increase of 26.3 per cent. from the 1999 figure. The combined operating revenue of the six mobile operating subsidiaries in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan totaled RMB58,802 million, representing an increase of 26.1 per cent. from the 1999 figure and maintaining a favorable growth trend. The full-year combined operating revenue of the seven mobile operating subsidiaries in Beijing, Shanghai, Tianjin, Hebei, Liaoning, Shandong and Guangxi ("Seven New Subsidiaries") was RMB33,413 million, representing an increase of 26.6 per cent. from last year's figure and contributing significantly to the growth of the Group's Pro-forma Combined operating revenue.

Composition of Pro-forma Combined Operating Revenue for 1998, 1999 and 2000

1998
1999
2000
Usage fees
Monthly fees
Connection fees
Other operating
revenue

In 2000, recurrent revenue items such as usage fees and monthly fees grew dramatically on a Pro-forma Combined basis, compared to 1999, accounting for an increasing percentage of total revenue. Basic usage fees were still the largest contributor, accounting for approximately 70.0 per cent. of the Pro-forma Combined usage fees. Long distance calling charges (including both domestic and international long distance calling charges) and basic outgoing roaming charges accounted for approximately 30.0 per cent. of total Pro-forma Combined usage fees in 2000. However, the percentage of long distance call charges and basic roaming charges to total usage fees varied significantly among categories of subscribers with different consumption patterns.

At the same time, the Group is pleased to note the encouraging progress in its SMS and other value-added services in 2000. The Pro-forma Combined revenue from value-added services in 2000 was RMB1,932 million, representing an increase of
40.1 per cent., or RMB553 million, over 1999, and accounting for 2.1 per cent. of the Pro-forma Combined operating revenue. Revenue from value-added services provided by Guangdong mobile, Shanghai mobile and Tianjin mobile, exceeded 2.5 per cent. of their respective operating revenue. Although the revenue from value-added services has yet to account for a significant part of the total revenue, its rapid growth indicates promising prospects for the development of mobile data business.

The average connection fee for each new contract subscriber decreased from RMB674 in 1999 to RMB210 in 2000, resulting in this one-off revenue item decreasing to 3.2 per cent. of the Pro-forma Combined operating revenue. As such, the Group believes that any reduction in connection fees will not have a material impact on the Group's future revenue growth. Instead, it is expected to have a positive effect in attracting subscribers and expanding the Group's subscriber and revenue base.

Operating Expenses

As a result of the Group's enhanced economies of scale and effective management in 2000, the increase in overall operating expenses slowed, which led to a reduction in monthly operating expenses per subscriber, improvement in the expense structure and an increase in operating efficiency.

The Pro-forma Combined operating expenses for 2000 were RMB55,453 million, reflecting an increase of 14.8 per cent. over 1999, which was much lower than the growth rate of 26.3 per cent. in the Pro-forma Combined operating revenue. In 2000, the Pro-forma Combined monthly average operating expenses per subscriber were RMB133, representing a dramatic decrease of 32.5 per cent. over 1999, which far exceeded the decline in the Pro-forma Combined monthly average revenue per subscriber for the same period, resulting in enhanced profitability per subscriber. These improvements were mainly attributable to improved cost control measures and the Group's enhanced economies of scale. The enhanced economies of scale also led to favorable changes to the Group's cost structure in 2000 by rationalizing the composition of expenses and lowering the proportion of fixed costs to total costs, thereby enhancing the Group's ability to withstand operating risks. In 2000, the Group spent RMB0.60 on a Pro-forma Combined basis for every RMB1.00 of operating revenue earned, representing a cost savings of 9.1 per cent. over the unit cost of RMB0.66 in 1999. This reflects further improvement in the Group's operating efficiency.

Composition of Pro-forma Combined Operating Expenses in 1998, 1999 and 2000
1998
1999
2000
Leased lines

Interconnection
Depreciation
Personnel
Other operating
expenses

In 2000, the Group continued to improve its network management and increased the utilization of its transmission lines. This, together with lower leased lines tariffs, resulted in leased lines expenses remaining roughly the same as 1999, and a reduction of leased lines expenses as a percentage of the Pro-forma Combined operating expenses. The Pro-forma Combined leased lines expenses per thousand call minutes were RMB64.66, representing a decrease of 27.7 per cent. over the 1999 figure of RMB89.44.

The Group further enhanced its network utilization, resulting in increased traffic volume transmitted through the Group's mobile networks, and introduced VoIP services in 2000 with lower interconnection charges. As a result, the Pro-forma Combined interconnection expenses in 2000 were RMB13, 094 million, accounting for 23.6 per cent. of the Pro-forma Combined operating expenses and
20.4 per cent. of Pro-forma Combined usage fees, respectively, which were lower than those of 1999.

The Pro-forma Combined depreciation expenses of the Group recorded a slight increase of 5.5 per cent. for the year 2000, when compared to the year 1999, despite significant capital expenditures during the year. This was mainly due to a substantial savings in depreciation charge in 2000 as a result of the write-down and write-off of analog network equipment in 1999. The percentage of the Pro-forma Combined depreciation expenses in relation to operating expenses decreased slightly from 28.8 per cent. in 1999 to 26.5 per cent. in 2000.

The percentage of Pro-forma Combined personnel expenses in relation to Pro-forma Combined operating expenses increased by 2.4 percentage points in 2000 compared to 1999. This increase is mainly attributable to an increase in performance-based incentive compensation as a result of the Group's further improved operating results. The implementation of compensation reforms has improved motivation on the part of the Group's employees, and has helped the Group retain and attract talented staff, thereby enhancing the Group's competitiveness over the long term.

The Group's other operating expenses increased by 37.0 per cent. in 2000 on a Pro-forma Combined basis. These expenses accounted for 26.7 per cent. of the Pro-forma Combined operating expenses in 2000 (which was 4.3 percentage points higher than that of 1999), and accounted for 16.05 per cent. of the Pro-forma Combined operating revenue in 2000 (which was 1.25 percentage points higher than that of 1999). These increases were largely due to a 71.5 per cent. growth in sales and marketing expenses. Although the average Pro-forma Combined sales commission expenses for each new subscriber in 2000 decreased significantly from 1999, the Pro-forma Combined total sales commission expenses still recorded a sizeable increase, primarily due to the 75.3 per cent. growth of the Group's Pro-forma Combined subscriber base. Additionally, the Group's market development efforts, including business advertising and brand promotion efforts, have also increased, which has led to the rise in sales and marketing expenses.

EBITDA *

In 2000, EBITDA grew steadily and EBITDA margin remained at a relatively high level.

The Group's Pro-forma Combined EBITDA for 2000 increased by 33.8 per cent. in 2000 to RMB52,562 million. The increase in EBITDA reflects the satisfactory growth of the Group's total operating revenue and effective management control over expenses as well.

The Pro-forma Combined EBITDA margin of the Group grew by 3.2 percentage points from 53.8 per cent. in 1999 to 57.0 per cent. in 2000, indicating a steady growth at a high level.

The Group will continue to focus on the development of its core businesses and will adopt optimal planning and management of profit levels and EBITDA, with a view to achieving sustainable and good development over the long term.

Note:*    EBITDA represents earnings before interest income, interest expense, non-operating income/(expenses), income taxes, depreciation, amortization, and the write-down and write-off of fixed assets. While EBITDA is commonly used in the international telecommunications industry as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities. In addition, the Group's computation of EBITDA may be different from that of other similarly titled measures of other companies. Therefore, a direct comparison may not be meaningful.

Acquisitions and Synergies

Newly acquired mobile businesses in 2000 exceeded forecasts and contributed to geographical integration and enhanced synergies within the Group.

The Group completed the acquisition of interests in the Seven New Subsidiaries in November 2000. All of the Seven New Subsidiaries achieved satisfactory operating results during 2000. They had an aggregate subscriber base of 17.986 million at the end of 2000, which exceeded by 4.0 per cent. the number included in the forecast contained in the Company's prospectus dated 1 November 2000 ("Forecast"), projecting 17.3 million subscribers. The full-year combined operating revenue for the year 2000 of the Seven New Subsidiaries was RMB33,413 million, slightly exceeding the Forecast of RMB33,400 million, by 0.04 per cent., and representing an increase of 26.6 per cent. over the 1999 figure. The full-year combined net profit before the write-down and write-off of analog network equipment (net of taxation) for the year 2000 was RMB8,786 million. The full-year combined net profit after provision for analog network equipment for the year 2000 was RMB8,428 million, representing an increase of 214.3 per cent. over 1999 and exceeding the Forecast of RMB8,300 million by 1.5 per cent. The full-year combined EBITDA for 2000 of the Seven New Subsidiaries was RMB18,570 million, representing an increase of 39.4 per cent. over 1999 and exceeding the Forecast of RMB17,900 million by 3.7 per cent. The full-year combined operating cash flow was RMB20,821 million, exceeding the Forecast of RMB18, 290 million by
13.8 per cent.

In general, the Seven New Subsidiaries maintained a promising growth trend. With the addition of the Seven New Subsidiaries, the Group expects to further capitalize on synergies resulting from the geographic expansion of its operating regions and enhanced economies of scale, thereby improving the return to shareholders.

Funding and Capital Structure Improvement

Notwithstanding the volatile capital markets, the Company successfully achieved its financing objectives and improved capital structure through the issuance of new shares and convertible notes and tapping the RMB syndicated bank loan market for the first time.

The Group has always put much effort into developing its businesses, improving its capital structure and increasing its investment return through sound capital allocation. By having a sound financing structure, the Group achieved its financing objectives and completed the acquisition notwithstanding volatility in the global capital markets. This has led to an improved capital structure, with the debt to capitalization ratio (capitalization represents the sum of total debts and shareholders' equity) increasing from 19.1 per cent. as at the end of 1999, to 30.9 per cent. as at the end of 2000. The financing included the issuance of convertible notes and a syndicated RMB bank loan, the first in the Company's history, which broadened the Group's financing channels and expanded its investor base. The low cost RMB financing is favorable for optimizing the Group's financial structure and reducing risk.

At the end of 2000, total cash balances (including bank deposits) of the Group was RMB39,906 million, of which, approximately 82.6 per cent., 14.2 per cent. and 3.2 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively.

At the end of 2000, short term and long-term borrowings of the Group totaled RMB37,469 million, representing an increase of RMB23,987 million over 1999. Approximately 64.6 per cent. and approximately 35.4 per cent. of the borrowings were denominated in RMB and US dollars, respectively. Approximately 29.3 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group decreased from approximately 6.34 per cent. in 1999 to approximately 5.18 per cent. in 2000, whereas the interest coverage multiple (ratio of earnings before interest income, interest expense and tax to interest expenses) amounted to approximately 24 times. This demonstrates that, while the Group adopts prudent policies in financial risk management and maintains a conservative capital structure, it also appropriately makes use of leverage to achieve cost-effective financing.

Prudent Financial Management Strategies

Prudence has been the focal points of our financial policies. The Group managed its financial risks by taking advantage of appropriate financial leverage, lowering the overall funding costs, managing its leverage ratio in a reasonable manner, and controlling its financial exposure. Also, the Group carefully managed its investment portfolio and strictly controlled the direction of its investments to ensure funds were concentrated on economic investment projects. The Group's financial management strategies include (i) exploring diverse income sources and saving on operating costs, thereby enhancing operational returns, and (ii) consolidating and improving economies of scale, thereby continuing to produce sound returns to our shareholders.

Report of the Directors

The directors take pleasure in submitting their Annual Report together with the audited accounts for the year ended 31 December 2000.

Principal activities

The principal activities of the Group are the provision of mobile communications and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning and Hebei provinces, Beijing, Shanghai and Tianjin municipalities and Guangxi autonomous region of the People's Republic of China. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consists primarily of income generated from the provision of mobile communications services.

Major customers and suppliers

The Group's sales to its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2000.

Purchases from the largest supplier for the year represented 25 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 65 per cent. of the Group's purchases in 2000. Purchases for the Group included network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not a material component of the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these major suppliers.

Subsidiaries and associates

Particulars of the Company's subsidiaries and the Group's associates at 31 December 2000 are set out in Note 16 and Note 17, respectively, to the accounts.

Accounts

The profit of the Group for the year ended 31 December 2000 and the state of the Company's and the Group's financial affairs as at that date are set out in the accounts on pages 53 to 97.

The Board of Directors considers that with the increase in the number of operating subsidiaries as well as the expansion of the Group's business after the acquisition of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), the Group will require additional funds for network expansion and integration in order to sustain rapid business growth. At the same time, with the rapid development of wireless communication technologies, it is necessary for the Group to maintain sufficient flexibility in the employment of capital for future investment in, and the development of, new mobile technologies and business opportunities in order to achieve a better return to shareholders. Therefore, the Board of Directors does not recommend the payment of a final dividend for the year ended 31 December 2000.

Change of company name

Pursuant to a special resolution passed on 16 June 2000, the name of the Company was changed from China Telecom (Hong Kong) Limited to China Mobile (Hong Kong) Limited with effect from 28 June 2000.

Charitable donations

Donations made by the Group during the year amounted to RMB12,240,811 (1999:
RMB3,546,227).

Fixed assets

Changes to the fixed assets of the Group and the Company during the year are set out in Note 14 to the accounts.

Share capital and share option scheme

Details of increases in share capital during the year and the share option scheme of the Company are set out in Note 30 and Note 31, respectively, to the accounts.

Shares were issued during the year to finance the acquisition of the entire issued share capital of Beijing Mobile (BVI) Limited, Shanghai Mobile (BVI) Limited, Tianjin Mobile (BVI) Limited, Hebei Mobile (BVI) Limited, Liaoning Mobile (BVI) Limited, Shandong Mobile (BVI) Limited and Guangxi Mobile (BVI) Limited from China Mobile Hong Kong (BVI) Limited ("CMHK(BVI)") (the "Acquisition").

The balance of proceeds of RMB3,953,000,000 at 31 December 1999, which was raised by the Company from the listing of shares in 1997, was fully applied during the year to fund the expansion of the Group's mobile telecommunications cellular networks and to finance the Acquisition.

Fixed rate notes

Details of the Company's fixed rate notes are set out in Note 26 to the accounts.

Convertible notes

Details of the Company's convertible notes are set out in Note 26 to the accounts. These notes were issued in connection with the financing of the Acquisition.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in Note 32 to the accounts.

Directors

The directors during the financial year were:

Executive directors:
Wang Xiaochu (Chairman)
Li Zhenqun        (appointed on 11 August 2000)
Ding Donghua
Li Gang
Xu Long
He Ning
Liu Ping
Yuan Jianguo

Wei Yiping
Li Ping  (resigned on 11 August 2000)

Non-executive director:
Cui Xun  (resigned on 21 July 2000)

Independent non-executive directors:
Professor Arthur Li Kwok Cheung
Antony Leung Kam Chung

On 27 February 2001, Mr. Chris Gent was appointed as an independent non-executive director of the Company. On 9 April 2001, Mr. Antony Leung Kam Chung tendered his resignation as an independent non-executive director with effect from 10 April 2001, and Dr. Lo Ka Shui was appointed as an independent non-executive director with effect from 10 April 2001.

In accordance with Article 97 of the Company's Articles of Association, Mr. Ding Donghua, Mr. He Ning and Professor Arthur Li Kwok Cheung will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Mr. Li Zhenqun, Mr. Chris Gent and Dr. Lo Ka Shui will also retire at the forthcoming meeting and, being eligible, offer themselves for re-election.

Directors' service contracts

None of those directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

Directors' interests in contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' interests in shares

As at 31 December 2000, the interests of the directors and the chief executives of the Company in the equity securities of the Company or any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "Ordinance") as recorded in the register required to be kept under section 29 of the Ordinance were as follows:

Name of Directors Personal Interest

Wang Xiaochu               500 American depositary shares (note 1)
Li Zhenqun                 100 American depositary shares (note 1)
Ding Donghua               500 American depositary shares (note 1)

Note 1: 1 American depositary shares represents 5 ordinary shares of HK$0.10 each of the Company.

In addition, certain directors personally hold options to subscribe for ordinary shares of the Company as disclosed under the paragraph "Directors' rights to acquire shares" below. These share options are granted pursuant to the terms of the share option scheme adopted by the Company.

Apart from the foregoing, as at 31 December 2000, none of the directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.

Directors' rights to acquire shares

On 8 October 1997, the Company adopted a share option scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares equal to 10 per cent. of the total issued share capital of the Company. According to the share option scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The price of a share payable by a participant upon the exercise of an option will be determined by the directors of the Company at their discretion, except that such price may not be set below a minimum price which is the higher of:

(i)      the nominal value of a share; and

(ii) 80 per cent. of the average of the closing prices of shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the option.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme.

During the year ended 31 December 2000, the directors of the Company had the following personal interests in options to subscribe for shares of the Company.


                                                                                         No. of
                                                                                         shares                        No. of
                     Date on                            Price per         No. of    involved in                        shares
                       which              Normal      share to be     shares the        options   Market value    involved in
                     options       period during          paid on    involved in      exercised   per share on    the options
                        were   which options are      exercise of    the options     during the    exercise of    outstanding
Name of directors    granted         exercisable          options        granted           year        options    at year end
-----------------    -------   -----------------      -----------    -----------    -----------   ------------    -----------
                                                              HK$                                          HK$
Wang Xiaochu        26/11/99   26/11/99-7/10/07             33.91     1,950,000             -           -          1,950,000
                    26/11/99   26/11/02-7/10/07             33.91     1,950,000             -           -          1,950,000
                     25/4/00    25/4/02-7/10/07             45.04       100,000             -           -            100,000
                     25/4/00    25/4/05-7/10/07             45.04       100,000             -           -            100,000

Ding Donghua          9/3/98      9/3/98-8/3/06             11.10     2,100,000             -           -          2,100,000
                    26/11/99   26/11/99-7/10/07             33.91       550,000             -           -            550,000
                    26/11/99   26/11/02-7/10/07             33.91       550,000             -           -            550,000
                     25/4/00    25/4/02-7/10/07             45.04       100,000             -           -            100,000
                     25/4/00    25/4/05-7/10/07             45.04       100,000             -           -            100,000
Li Gang             26/11/99   26/11/99-7/10/07             33.91       500,000             -           -            500,000
                    26/11/99   26/11/02-7/10/07             33.91       500,000             -           -            500,000
                     25/4/00    25/4/02-7/10/07             45.04        90,000             -           -             90,000
                     25/4/00    25/4/05-7/10/07             45.04        90,000             -           -             90,000

Xu Long              25/4/00    25/4/02-7/10/07             45.04       585,000             -           -            585,000
                     25/4/00    25/4/05-7/10/07             45.04       585,000             -           -            585,000

He Ning             26/11/99   26/11/99-7/10/07             33.91       500,000             -           -            500,000
                    26/11/99   26/11/02-7/10/07             33.91       500,000             -           -            500,000
                     25/4/00    25/4/02-7/10/07             45.04        83,000             -           -             83,000
                     25/4/00    25/4/05-7/10/07             45.04        83,000             -           -             83,000

Liu Ping             25/4/00    25/4/02-7/10/07             45.04       581,000             -           -            581,000
                     25/4/00    25/4/05-7/10/07             45.04       581,000             -           -            581,000

Yuan Jianguo         25/4/00    25/4/02-7/10/07             45.04       580,000             -           -            580,000
                     25/4/00    25/4/05-7/10/07             45.04       580,000             -           -            580,000

Wei Yiping           25/4/00    25/4/02-7/10/07             45.04       578,000             -           -            578,000
                     25/4/00    25/4/05-7/10/07             45.04       578,000             -           -            578,000

Li Ping               9/3/98      9/3/98-8/3/06             11.10     2,400,000     2,400,000       58.75                  -
(resigned on 11     26/11/99   26/11/99-7/10/07             33.91       600,000       600,000       58.75                  -
August 2000)        26/11/99   26/11/02-7/10/07             33.91       600,000       600,000       58.75                  -
                     25/4/00    25/4/02-7/10/07             45.04       100,000       100,000       59.50                  -
                     25/4/00    25/4/05-7/10/07             45.04       100,000       100,000       59.50                  -

Apart from the foregoing, at no time during the year was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial interests in the share capital of the Company
The Company has been notified of the following interests in the Company's issued shares at 31 December 2000 amounting to 10 per cent or more of the ordinary shares then in issue:


                                                                                             Percentage of
                                                      Ordinary shares held                    total issued
                                               ---------------------------------------              shares
                                               Held directly           Held indirectly
                                               -------------           ---------------       -------------
(i)    China Mobile Communications
         Corporation ("China Mobile")                      -            14,062,602,396              75.58%
(ii)   China Mobile (Hong Kong) Group
         Limited ("CMHK (Group)")                          -            14,062,602,396              75.58%
(iii)  CMHK (BVI)                             14,062,602,396                         -              75.58%

Note :      In light of the fact that China Mobile and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the Securities (Disclosure of Interests) Ordinance, the interests of CMHK(BVI) are deemed to be, and have therefore been included in, the interests of China Mobile and CMHK (Group).

Apart from the foregoing, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10 per cent. or more of the issued share capital of the Company.

Connected transactions which are the subject of exemption under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")

Details of the transactions as set out in rule 14.23 (2) of the Listing Rules are set out in Note 33 to the accounts. In the opinion of the independent non-executive directors, these transactions were entered into by the Group:

(i) in the ordinary and usual course of its business on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(ii) on normal commercial terms and in accordance with the terms of the agreements governing such transactions; and

(iii) connected transactions of the following types do not exceed the upper limits set out below for the financial year ended 31 December 2000:

(1) properties lease payments payable by Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile") and Hainan Mobile Communication Company Limited ("Hainan Mobile") to respective provincial telecommunications companies (PTCs) have not exceeded 0.34 per cent. of the Group's turnover for the year ended 31 December 2000;

(2) synchronised clock ports rentals payable by Fujian Mobile, Henan Mobile and Hainan Mobile to respective PTCs have not exceeded 0.008 per cent. of the Group's turnover for the year ended 31 December 2000;

(3) equipment maintenance charges payable by Fujian Mobile to Fujian Telecommunications Company Limited have not exceeded 0.019 per cent. of the Group's turnover for the year ended 31 December 2000;

(4) rental and property management fees payments payable by Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile to subsidiaries of China Mobile have not exceeded RMB85,000,000 for the year ended 31 December 2000;

(5) construction and related services payments payable by Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile to subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2000;

(6) equipment maintenance and related services payments payable by Beijing Mobile, Shanghai Mobile and Liaoning Mobile to subsidiaries of China Mobile have not exceeded 0.05 per cent. of the Group's turnover for the year ended 31 December 2000;

(7) purchase of transmission towers and transmission tower-related services and antenna maintenance services payments payable by Hebei Mobile to the relevant subsidiaries of China Mobile have not exceeded 0.06 per cent. of the Group's turnover for the year ended 31 December 2000; and

(8) handling charges received by the Group from subsidiaries of China Mobile in respect of pre-paid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2000 and handling charges paid by the Group to subsidiaries of China Mobile in respect of pre-paid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2000.

The Company has received from the auditors a letter stating that the above connected transactions:

(a)  have received the approval of the Directors;

(b) were in accordance with the pricing policy as stated in the notes to the accounts; and

(c)  have been conducted in the manner as stated in (ii) above.

Purchase, sale or redemption of the Company's listed securities
During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2000 are set out in Note 26 to the accounts.

Financial summary

A summary of the pro-forma combined results of the Group for each of the two years ended 31 December 1996 and 1997, the audited results of the Group for the year ended 31 December 1998, 1999 and 2000, the audited statements of the Group's assets and liabilities as at 31 December 1997, 1998, 1999 and 2000, together with the pro-forma combined statement of the Group's assets and liabilities as at 31 December 1996, are set out on pages 106 to 107.

The Group's pro-forma combined results for each of the two years ended 31 December 1996 and 1997 have been prepared on a combined basis as if Guangdong Mobile Communication Company Limited ("Guangdong Mobile") and Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile") were subsidiaries of the Company since 1 January 1996 or since the respective dates of incorporation where these are shorter periods. The Group's results for the year ended 31 December 1998 include the results of the Company, Guangdong Mobile and Zhejiang Mobile for the year ended 31 December 1998 and the post-acquisition results of Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile") for the period from 4 June 1998 to 31 December 1998. The Group's results for the year ended 31 December 1999 include the results of the Company, Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile for the year ended 31 December 1999 and the post-acquisition results of Fujian Mobile, Henan Mobile and Hainan Mobile for the period from 12 November 1999 to 31 December 1999. The Group's results for the year ended 31 December 2000 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended 31 December 2000, the results of China Mobile (Shenzhen) Limited and Aspire Holdings Limited for the period from their respective dates of incorporation to 31 December 2000 and the post-acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from 13 November 2000 to 31 December 2000.

The Group's pro-forma combined statement of assets and liabilities as at 31 December 1996 is a combination of the statement of assets and liabilities of Guangdong Mobile and Zhejiang Mobile as at 31 December 1996.

Compliance with the Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Wang Xiaochu
Chairman
Hong Kong, 9 April 2001

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile (Hong
Kong) Limited will be held on 12 June 2001 at 11:00 a.m. in the Conference Room, 5th Floor, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements for the year ended 31 December 2000 and the Reports of the Directors and the Auditors.

2.     To elect Directors and fix their remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

4.       "THAT:
(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

1.       the conclusion of the next annual general meeting of the Company;

2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

3. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

5. "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

         Such mandate shall expire at the earlier of:

1.       the conclusion of the next annual general meeting of the Company;

2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

3. the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

6. "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 5 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."


By order of the Board
Yung Shun Loy Jacky
Company Secretary
9 April 2001


Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. Concerning item 4 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2000 Annual Report.

4. Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules.

Auditors' Report
To the shareholders of
China Mobile (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 53 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2000 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.


KPMG
Certified Public Accountants
Hong Kong, 9 April 2001

Consolidated Profit and Loss Account
for the year ended 31 December 2000 (expressed in Renminbi)


                                                                            2000                      1999
                                                 Note                RMB million               RMB million
                                                 ----                -----------               -----------
Operating revenue (Turnover)                        2
  Usage fees                                                              46,287                    25,812
  Monthly fees                                                             9,623                     4,981
  Connection fees                                                          2,213                     4,319
  Other operating revenue                                                  6,861                     3,511
                                                                          64,984                    38,623
Operating expenses
  Leased lines                                                             5,501                     3,723
  Interconnection                                                          8,329                     6,453
  Depreciation                                                             9,759                     7,411
  Personnel                                                                3,991                     2,256
  Other operating expenses                          3                     10,578                     5,140
                                                                          38,158                    24,983


Profit from operations                                                    26,826                    13,640
Write-down and write-off of
  analog network equipment                          4                     (1,525)                   (8,242)
Other net income                                    5                        915                       552
Non-operating net (expenses)/income                 6                         (5)                       70
Interest income                                                            1,006                       767
Finance costs                                       7                       (824)                     (343)
Profit from ordinary activities

   before taxation                                  7                     26,393                     6,444
Taxation                                        10(a)                     (8,366)                   (1,647)
Profit attributable to shareholders                11                     18,027                     4,797
Appropriations
  Transfer to PRC statutory reserves               32                     (6,916)                   (3,524)
Retained profits for the year                                             11,111                     1,273
Earnings per share
  Basic                                         13(a)                    RMB1.25                   RMB0.40
  Diluted                                       13(b)                    RMB1.25                   RMB0.40

The notes on pages 64 to 97 form part of these accounts.

Consolidated Statement of Recognised Gains and Losses for the year ended 31 December 2000 (expressed in Renminbi)



                                                                            2000                      1999
                                                 Note                RMB million               RMB million
                                                 ----                -----------               -----------
Net profit for the year                                                   18,027                     4,797
Elimination of goodwill
  arising on the acquisition of
  subsidiaries against reserves                    32                   (239,540)                  (42,440)
                                                                        (221,513)                  (37,643)

The notes on pages 64 to 97 form part of these accounts.

Consolidated Balance Sheet
at 31 December 2000 (expressed in Renminbi)


                                                                            2000                      1999
                                                 Note                RMB million               RMB million
                                                 ----                -----------               -----------
Non-current assets
  Fixed assets                                     14                     87,465                    42,699
  Construction in progress                         15                     13,527                     6,735
  Interest in associates                           17                         46                        46
  Investment securities                            18                         61                         -
  Deferred tax assets                              19                      3,046                     2,306
  Deferred expenses                                20                        164                        51

Current assets
  Inventories                                                                828                       207
  Amount due from ultimate
    holding company                                21                        557                        92
  Amounts due from related parties                 22                          -                     1,700
  Accounts receivable                              23                      7,252                     4,957
  Other receivables                                24                      2,297                       549
  Prepayments and other current assets                                     1,289                       517
  Deposits with banks                                                     12,204                     8,227
  Cash and cash equivalents                        25                     27,702                    19,349
                                                                          52,129                    35,598


Current liabilities
  Bank loans and other
    interest-bearing borrowings                 26(a)                     10,471                     4,351
  Bills payable                                                            1,005                     1,779
  Current instalments of
    obligations under finance leases               27                      1,624                        68
  Amount due to immediate
    holding company                                21                      4,136                         -
  Amount due to ultimate
    holding company                                21                        678                       664
  Amounts due to related parties                   22                          -                     1,696
  Accounts payable                                 28                     11,581                     6,026
  Accrued expenses and other payables                                      8,408                     4,115
  Taxation                                      10(b)                      6,735                     2,868
                                                                          44,638                    21,567

Net current assets                                                         7,491                    14,031

Total assets less current
  liabilities carried forward                                            111,800                    65,868

The notes on pages 64 to 97 form part of these accounts.

Consolidated Balance Sheet
at 31 December 2000 (expressed in Renminbi)



                                                                            2000                      1999
                                                 Note                RMB million               RMB million
                                                 ----                -----------               -----------
Total assets less current
  liabilities brought forward                                            111,800                    65,868
Non-current liabilities
  Bank loans and other
    interest-bearing borrowings                 26(a)                    (23,134)                   (7,177)
  Obligations under finance leases,
    excluding current instalments                  27                     (1,235)                     (107)
  Deferred revenue                                 29                     (3,654)                   (1,492)
                                                                         (28,023)                   (8,776)
Minority interests                                                           (17)                        -

NET ASSETS                                                                83,760                    57,092

CAPITAL AND RESERVES
  Share capital                                    30                      1,986                     1,467
  Reserves                                         32                     81,774                    55,625
                                                                          83,760                    57,092

Approved by the board of directors on 9 April 2001.

Wang Xiaochu

Ding Donghua
Director

The notes on pages 64 to 97 form part of these accounts.

Balance Sheet
at 31 December 2000 (expressed in Renminbi)


                                                                            2000                      1999
                                                  Note               RMB million               RMB million
                                                  ----               -----------               -----------
Non-current assets
  Fixed assets                                     14                          4                         8
  Construction in progress                         15                          -                        14
  Investments in subsidiaries                      16                    367,053                    95,423
  Deferred expenses                                20                        164                        51

Current assets
  Amounts due from subsidiaries                                            7,289                     6,481
  Interest receivable                                                         26                        54
  Other receivables                                                            4                         -
  Prepayments and other current assets                                         1                         4
  Deposits with banks                                                          -                       327
  Cash and cash equivalents                        25                      4,748                     6,578
                                                                          12,068                    13,444
Current liabilities
  Amount due to subsidiary                                                 7,566                         -
  Amount due to immediate
    holding company                                21                      4,136                         -
  Accrued expenses and other payables                                        181                        94
                                                                          11,883                        94

Net current assets                                                           185                    13,350

Total assets less current liabilities                                    367,406                   108,846
Non-current liabilities
  Bank loans and other
    interest-bearing borrowings                 26(b)                    (10,661)                   (4,952)

NET ASSETS                                                               356,745                   103,894

CAPITAL AND RESERVES
  Share capital                                    30                      1,986                     1,467
  Reserves                                         32                    354,759                   102,427
                                                                         356,745                   103,894

Approved by the board of directors on 9 April 2001

Wang Xiaochu

Director

Ding Donghua
Director

The notes on pages 64 to 97 form part of these accounts.

Consolidated Cash Flow Statement
for the year ended 31 December 2000 (expressed in Renminbi)


                                                                                    2000              1999
                                                                   Note     RMB million        RMB million
                                                                   ----     -----------        -----------
Net cash inflows from operating activities                          (a)           41,401            21,662
Returns on investments and
  servicing of finance
  Interest received                                                                  994               934
  Interest paid                                                                     (863)             (445)
Net cash inflow from returns on
  investments and servicing of finance                                               131               489
Taxation
  Hong Kong profits tax refunded                                                       -                 1
  PRC income tax paid                                                             (5,952)           (2,479)
Tax paid                                                                          (5,952)           (2,478)
Investing activities
  Payment for acquisition of subsidiaries
    (net of cash and cash
    equivalents acquired)                                   (c) and (d)          (67,299)          (18,187)
  Payment for acquisition
    of minority interests                                                              -               (15)
  Capital expenditure                                                            (21,964)          (11,708)
  Proceeds from disposal of fixed assets                                             264               709
  Increase in deposits with banks                                                 (3,881)           (6,916)
Net cash outflow from investing activities                                       (92,880)          (36,117)

Net cash outflow before financing activities                                     (57,300)          (16,444)
Financing activities
  Proceeds from issue of shares, net of expenses                    (e)           55,812            16,223
  New bank and other loans                                          (e)           12,736             6,868
  Repayments of bank and other loans                                (e)           (8,130)           (9,653)
  Capital elements of finance leases rental                         (e)             (362)                -
  Proceeds from issue of fixed rate notes, net of discount                             -             4,952
  Expenses on issue of fixed rate notes                                                -               (53)
  Proceeds from issue of convertible notes                          (e)            5,708                 -
  Expenses on issue of convertible notes                                            (128)                -
  Increase in amounts due to minority interests                     (e)               17                 -
Net cash inflow from financing activities                                         65,653            18,337

Increase  in cash and cash equivalents                                             8,353             1,893
Effect of changes in foreign exchange rates                                            -               (25)

Cash and cash equivalents at beginning of year                                    19,349            17,481
Cash and cash equivalents at end of year                            (b)           27,702            19,349

The notes on pages 64 to 97 form part of these accounts.

Notes to the Consolidated Cash Flow Statement
(a) Reconciliation of profit from ordinary activities before taxation to net cash inflows from operating activities

                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Profit from ordinary activities before taxation                                   26,393             6,444
Depreciation of fixed assets                                                       9,759             7,411
Write-down and write-off of analog network equipment                               1,525             8,242
Loss on disposal of fixed assets                                                     126                 1
Provision for doubtful accounts                                                    1,346               771
Amortisation of deferred expenses                                                     15                 2
Interest income                                                                   (1,006)             (767)
Interest expense and finance lease charges                                           824               343
Dividend income                                                                      (26)                -
Unrealised exchange (gain)/loss, net                                                  (2)               25
Increase in inventories                                                             (408)              (43)
Decrease in amount due from ultimate holding company                                 409                14
Decrease/(increase) in amounts due from related parties                            1,700              (127)
Increase in accounts receivable                                                     (985)           (2,167)
Decrease/(increase) in other receivables                                              54              (245)
(Increase)/decrease in prepayments and other current assets                         (262)              781
Increase in amount due to ultimate holding company                                    14               329
(Decrease)/increase in amounts due to related parties                             (1,696)              426
Increase/(decrease) in accounts payable                                            1,179               (36)
Increase in accrued expenses and other payables                                    1,319               523
Increase/(decrease) in deferred revenue                                            1,123              (265)
Net cash inflows from operating activities                                        41,401            21,662

(b)  Analysis of the balances of cash and cash equivalents

                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Deposits with banks maturing within
  three months when placed                                                         6,457             6,986
Cash and bank balances                                                            21,245            12,363
                                                                                  27,702            19,349

(c)  Acquisition of subsidiaries

                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------



Net assets acquired:
Fixed assets                                                                      37,391            11,186
Construction in progress                                                           5,104             1,060
Interest in an associate                                                               -                16
Investment securities                                                                 35                 -
Deferred tax assets                                                                  723                 3
Inventories                                                                          213                63
Amount due from ultimate holding company                                             874               106
Amounts due from related parties                                                       -             1,286
Accounts receivable                                                                2,656             1,079
Other receivables                                                                  1,790               145
Prepayments and other current assets                                                 510               181
Deposits with banks                                                                   96                 -
Cash and bank balances                                                             7,681             2,081
Bank and other loans                                                              (4,241)           (1,267)
Bills payable                                                                        (57)             (310)
Obligation under finance lease - current portion                                  (1,706)                -
Amount due to ultimate holding company                                                 -              (335)
Amounts due to related parties                                                         -              (674)
Accounts payable                                                                  (4,926)           (1,121)
Accrued expenses and other payables                                               (2,897)             (796)
Taxation                                                                          (1,436)             (249)
Long-term bank and other loans                                                    (7,521)           (1,766)
Obligation under finance lease - long term portion                                (1,305)             (175)
Deferred revenue                                                                  (1,039)                -
                                                                                  31,945            10,513
Goodwill arising on acquisition                                                  239,540            42,440
                                                                                 271,485            52,953
Satisfied by: Cash consideration                                                  79,116            20,268
          Issue of ordinary shares                                               192,369            32,685
                                                                                 271,485            52,953

The subsidiaries acquired during the year ended 31 December 2000 contributed RMB4,257,000,000 to the Group's net operating cash flows, paid RMB183,000,000 in respect of the net returns on investments and servicing of finance, and utilised RMB2,899,000,000 for investing activities and RMB454,000,000 for financing activities.

The subsidiaries acquired during the year ended 31 December 1999 contributed RMB1,439,000,000 to the Group's net operating cash flows, paid RMB44,000,000 in respect of the net returns on investments and servicing of finance, and utilised RMB657,000,000 for investing activities and RMB717,000,000 for financing activities.

(d) Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Cash consideration                                                                79,116            20,268
Cash and bank balances acquired                                                   (7,681)           (2,081)

Amount due to immediate holding company                                          (4,136)                 -
Net outflow of cash and cash equivalents
  in respect of the acquisition of subsidiaries                                   67,299            18,187

(e)  Analysis of changes in financing during the year

                                                    Share capital
                                                 (including share            Bank and          Fixed rate
                                                          premium)         other loans               notes
                                                       RMB million         RMB million         RMB million
                                                 -----------------         -----------         -----------
Balance at 1 January 1999                                   51,904               6,328                   -
Acquired on acquisition of subsidiaries                          -               3,033                   -
                                                            51,904               9,361                   -
Changes in financing:
Cash flows from financing                                   16,223               6,868               4,952
Repayments of bank and other loans                               -              (9,653)                  -
                                                            68,127               6,576               4,952
Non-cash transaction:
Issue of shares as consideration for
  acquisition of subsidiaries                               32,685                   -                   -
Balance at 31 December 1999                                100,812               6,576               4,952


                              Share capital                          Obligations
                                 (including                                under
                                      share            Bank and          finance   Convertible     Minority
                                    premium)         other loans           leases         notes    interests
                                 RMB million         RMB million      RMB million   RMB million  RMB million
                              --------------         -----------      -----------   -----------  -----------
Balance at 1 January 2000            100,812               6,576              175             -            -
Acquired on acquisition of
  subsidiaries                             -              11,762            3,011             -            -
                                     100,812              18,338            3,186             -            -
Inception of finance lease
  contracts                                -                   -               35             -            -
Changes in financing:
Cash flows from financing             55,812              12,736                -         5,708           17
Repayments of bank and
  other loans                              -              (8,130)               -             -            -
Repayments of capital elements
  of finance leases                        -                   -             (362)            -            -
                                     156,624              22,944            2,859         5,708           17
Non-cash transaction:
Issue of shares as consideration
  for acquisition of subsidiaries    192,369                   -                -             -            -
Balance at 31 December 2000          348,993              22,944            2,859         5,708           17

(f)      Significant non-cash transactions

The Group incurred payables of RMB5,555,000,000 and RMB1,005,000,000 to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2000.

The Group incurred payables of RMB3,374,000,000 and RMB1,486,000,000 to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 1999.

In November 2000, the Group issued new shares to China Mobile Hong Kong (BVI) Limited ("CMHK BVI") at HK$181,412,000,000 (equivalent to RMB192,369,000,000) as part of the consideration for the acquisition of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI"), and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI").

In November 1999, the Group issued new shares to CMHK BVI (formerly China Telecom Hong Kong (BVI) Limited) at HK$30,684,000,000 (equivalent to RMB32,685,000,000) as part of the consideration for the acquisition of Fujian Mobile (BVI) Limited ("Fujian Mobile BVI"), Henan Mobile (BVI) Limited ("Henan Mobile BVI") and Hainan Mobile (BVI) Limited ("Hainan Mobile BVI").

Notes to the Accounts
(expressed in Renminbi)

1    Principal accounting policies

(a)  Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b)  Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c)  Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and all of its subsidiaries made up to 31 December each year. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(ii) Goodwill arising on the acquisition of subsidiaries, being the excess of the cost of investments in these companies over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. The excess of the Group's share of the fair value of the separable net assets of subsidiaries acquired over the cost is credited to capital reserve.

On disposal of a subsidiary during the year, any attributable amount of purchased goodwill which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(d) Investments in subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

Investments in subsidiaries in the Company's balance sheet are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the profit and loss account.

(e) Associates

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group's share of the post-acquisition results of its associates for the year is not considered material and therefore is not included in the consolidated profit and loss account. In the consolidated balance sheet, interest in associates is stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each associate individually. Any such provisions are recognised as an expense in the profit and loss account.

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Fixed assets and depreciation

(i) Fixed assets are stated at cost less accumulated depreciation.

(ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

(iii) Gains or losses arising from the retirement or disposal of fixed assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) The carrying amount of fixed assets carried at depreciated cost is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the profit and loss account. In determining the recoverable amount, expected future cash flows generated by the fixed assets are discounted to their present values.

     A subsequent increase in the recoverable amount of an asset carried at depreciated cost is written back to the profit and loss account when the circumstances and events that led to the write-down or write-off cease to exist. The amount written back is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(v) Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

                                                                      Depreciable life      Residual value
                                                                      ----------------      --------------
Land use rights                                               Over the period of grant                   -
Buildings                                                                 8 - 35 years                  3%
Telecommunications transceivers,
  switching centres and other network equipment                                7 years                  3%
Office equipment, furniture and fixtures and others                       4 - 18 years                  3%

(h) Leased assets

Where assets are acquired under finance leases, the amounts representing the outright purchase price, which approximate the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the shorter of the period of the leases or the estimated useful lives of the assets as set out in note 1(g) above. Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(i) Construction in progress

Construction in progress is stated at cost. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(j) Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realisable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Deferred revenue

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognised in the profit and loss account up to the balance sheet date.

Income from assignment of rights is deferred and recognised on a straight-line basis over the relevant assignment period. For assignment contracts which the distributors surrender for early cancellation, the balance of the Group's deferred revenue in respect of those contracts is recognised as non-operating income in the profit and loss account when the assignment contracts are cancelled.

Revenue from prepaid service fees is recognised when the cellular services are rendered.

(l) Fixed rate notes

Fixed rate notes are stated on the balance sheet at face value, less unamortised discount arising thereon. The discount is amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(m) Convertible notes

Convertible notes are stated on the balance sheet at the principal amount.

(n) Deferred expenses

Deferred expenses comprise incidental costs incurred in relation to the issue of the Company's fixed rate notes and convertible notes and are amortised on a straight-line basis over the period from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

(o) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that such costs are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

(i) usage fees are recognised as revenue when the service is rendered;

(ii) monthly fees are recognised as revenue in the month during which the service is rendered;

(iii) connection fees are recognised as revenue when received;

(iv) deferred revenue from assignment of rights to income from subscribers is recognised on a straight-line basis over the duration of the assignment period;

(v) interest income is recognised on a time proportion basis on the principal outstanding and at the rate applicable; and

(vi) sale of SIM cards and handsets are recognised on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other income due to its insignificance.

(q) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange differences attributable to the translation of borrowings denominated in foreign currencies and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalised to construction in progress are immaterial for the periods presented. Other exchange gains and losses are recognised in the profit and loss account.

(s) Deferred taxation

Deferred taxation is provided under the liability method in respect of the tax effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(t) Retirement benefits

The employees of the subsidiaries participate in defined benefit retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(u) Operating leases

Rental payable under operating leases is accounted for in the profit and loss account on a straight-line basis over the periods of the respective leases.

(v) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(w) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which are within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include advances from banks repayable within three months from the date of the advance.

2 Turnover

The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning and Hebei provinces, Beijing, Shanghai and Tianjin municipalities and Guangxi autonomous region of the People's Republic of China (the "PRC"). The principal activity of the Company is investment holding.

Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of PRC business tax and government surcharges and central irrigation construction levy. Business tax and government surcharges are charged at approximately 3.3 to 3.65 per cent of the corresponding revenue and central irrigation construction levy is charged at approximately 3 per cent of certain connection and surcharge revenue.

Other operating revenue mainly represents telephone number selection fees, charges for value added services, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

3 Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and other miscellaneous expenses.

4 Write-down and write-off of analog network equipment


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Write-down of analog network equipment (a)                                         1,330             6,720
Write-off of analog network equipment (b)                                            195             1,522
                                                                                   1,525             8,242

(a) The Group reviewed the carrying value of all analog network and related equipment at 31 December 1999. Based on the estimated recoverable value of these assets, a write-down of RMB6,720 million was made in 1999. In 2000, based on the operations and net cash flow position of the analog network, the Group considers that the recoverable amount of the analog network has declined to below its carrying amount. Based on the expected future cash flows to be generated by the analog network, a full provision has been made against the carrying amount of the analog network at 31 December 2000. The amount of the write-down of RMB1,330 million has been recognised as an expense in the profit and loss account.

(b) This represents the write-off of certain analog network equipment which has been removed from service.

5 Other net income

Other net income consists of the gross margin from sales of cellular telephone SIM cards and handsets.


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Sales of SIM cards and handsets                                                    1,928             1,242
Cost of SIM cards and handsets                                                    (1,013)             (690)
                                                                                     915               552

6 Non-operating net (expenses)/income


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Exchange loss                                                                        (60)               (9)
Loss on disposal of fixed assets                                                    (126)               (1)
Penalty income on overdue accounts                                                   149                72
Others                                                                                32                 8
                                                                                      (5)               70

7 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

(a) Finance costs

                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Interest on bank loans and other borrowings repayable
  within five years                                                                  403               395
Interest on other loans                                                               74                90
Interest on fixed rate notes                                                         393                 -
Interest on convertible notes                                                         21                 -
Finance charges on obligations under finance lease                                    52                 1
Total borrowings costs                                                               943               486
Less: Amount capitalised as construction in progress (Note)                         (119)             (143)
                                                                                     824               343

Note: Borrowing costs have been capitalised at a rate of 5.02 per cent to 7.6 per cent (1999: 5.58 per cent to 7.56 per cent) per annum for construction in progress.

(b) Other items


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------



Depreciation
 - owned assets                                                                    9,486             7,400
 - assets held under finance leases                                                  273                11
Amortisation of deferred expenses                                                     15                 2
Exchange loss on foreign currency borrowings less deposits                           217                 -
Operating lease charges in respect of
 - properties                                                                        602               373
 - leased lines                                                                    5,501             3,723
 - others                                                                            471               163
Contribution to retirement scheme                                                    335               251
Provision for doubtful accounts                                                    1,346               771
Provision for obsolete inventories                                                    25                 4
Auditors' remuneration                                                                26                16
Amortisation of deferred revenue from assignment of
  rights to income from subscribers                                                 (307)             (313)

8 Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------

Fees                                                                                   2                 2
Salaries, allowances and benefits in kind                                             10                 9
                                                                                      12                11


Included in the directors' remuneration were fees of RMB382,000 (1999:
RMB384,000) paid to the independent non-executive directors during the year.

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Directors' rights to acquire shares" in the report of the directors.

The number of directors whose remuneration from the Group falls within the following bands is set out below:

                                                                                    2000              1999
                                                                                    ----              ----
HK$ equivalent
Nil to 1,000,000                                                                      10                15
1,000,001 to 1,500,000                                                                 1                 -
2,000,001 to 2,500,000                                                                 2                 3

9 Five highest paid individuals

Of the five highest paid individuals in this year, three (1999: three) are directors of the Company and their remuneration has been included in Note 8 above. The remuneration of each of the remaining two highest paid individuals falls within the band from HK$1,500,001 to HK$2,000,000 (1999: from HK$1,000,001 up to HK$1,500,000) and their aggregate remuneration is as follows :


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------

Salaries, allowances and benefits in kind                                              4                 3

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

10 Taxation

(a) Taxation in the consolidated profit and loss account represents:


                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Provision for PRC income tax on the estimated taxable profits
  for the year                                                                     8,371             3,776
Under-provision in respect of PRC income tax for prior year                           12                24
Over-provision in respect of Hong Kong profits tax for prior year                      -                (2)
                                                                                   8,383             3,798
Deferred tax assets (Note 19(a))                                                     (17)           (2,151)
                                                                                   8,366             1,647


(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2000 and 1999.

(ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC were subject to the statutory income tax rate of 33 per cent. for the year ended 31 December 2000, except for Hainan Mobile Communication Company Limited ("Hainan Mobile") and certain cellular telephone operations of Guangdong Mobile Communication Company Limited ("Guangdong Mobile") located at Special Economic Zones in the PRC, which were subject to a tax rate of 15 per cent. According to notices from the PRC Ministry of Finance, connection fees and certain surcharges of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile",) Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile") which were previously not subject to income tax, are subject to income tax at the rate of 33 per cent. after these companies were registered as wholly-foreign owned enterprises.

(b) Taxation in the balance sheets represents:


                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Provision for PRC income tax for the year                                          8,371             3,776
Balance of PRC income tax payable relating to prior year                             478               556
Balance of PRC income tax payable arising

  on acquisition of subsidiaries                                                   1,405                 -
PRC income tax paid                                                               (3,519)           (1,464)
                                                                                   6,735             2,868

11 Profit attributable to shareholders

Profit attributable to shareholders includes a profit of RMB4,670,000,000 (1999:
RMB1,234,000,000) which has been dealt with in the accounts of the Company.

12 Dividends

The board of directors of the Company does not recommend the payment of any dividends for the year ended 31 December 2000 (1999: RMB Nil).

13 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB18,027,000,000 (1999: RMB4,797,000,000) and the weighted average number of 14,394,312,587 shares (1999: 12,069,107,688 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to shareholders of RMB18,027,000,000 (1999:
RMB4,797,000,000) and the weighted average number of 14,409,503,167 shares (1999: 12,072,382,655 shares) after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options issued by the Company had been exercised at the date of issue. Since all potential ordinary shares arising from the convertible notes, if converted to ordinary shares, would increase profit attributable to shareholders per share as a result of the savings on the interest payable on the convertible notes, the effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

(c) Reconciliations

                                                                                2000                  1999
                                                                    Number of shares      Number of shares
                                                                    ----------------      ----------------
Weighted average number of ordinary shares used in
  calculating basic earnings per share                                14,394,312,587        12,069,107,688
Deemed issue of ordinary shares for no consideration                      15,190,580             3,274,967
Weighted average number of ordinary shares used in
  calculating diluted earnings per share                              14,409,503,167        12,072,382,655

14 Fixed assets

                                                      Telecommunications          Office
                                                           transceivers,      equipment,
                                            Land use   switching centres       furniture
                                          rights and   and other network    and fixtures
                                           buildings           equipment      and others            Total
                                         RMB million         RMB million     RMB million      RMB million
                                         -----------  ------------------    ------------      -----------
(a)   The Group
      Cost:
      At 1 January 2000                        2,878              58,173           1,797           62,848
      Acquired on acquisition

        of subsidiaries                        3,903              34,655           1,116           39,674
      Additions                                  470                 454             440            1,364
      Transferred from
        construction in progress               1,009              16,191             477           17,677
      Disposals                                 (264)             (1,249)           (112)          (1,625)
      Assets written-off                           -                (313)            (16)            (329)
      At 31 December 2000                      7,996             107,911           3,702          119,609

      Accumulated depreciation:
      At 1 January 2000                          147              19,486             516           20,149
      Acquired on acquisition
        of subsidiaries                           44               2,124             115            2,283
      Charge for the year                        145               9,232             382            9,759
      Additional provision                         -               1,330               -            1,330
      Written back on disposal                   (21)             (1,184)            (61)          (1,266)
      Assets written-off                           -                (103)             (8)            (111)
      At 31 December 2000                        315              30,885             944           32,144

      Net book value:
      At 31 December 2000                      7,681              77,026           2,758           87,465
      At 31 December 1999                      2,731              38,687           1,281           42,699


                                                                                         Office equipment,
                                                                                             furniture and
                                                                                       fixtures and others
                                                                                               RMB million
                                                                                       -------------------
(b)  The Company
     Cost:
     At 1 January 2000                                                                                  12
     Additions                                                                                           2
     Disposals                                                                                          (9)
     At 31 December 2000                                                                                 5
     Accumulated depreciation:
     At 1 January 2000                                                                                   4
     Charge for the year                                                                                 2
     Written back on disposal                                                                           (5)
     At 31 December 2000                                                                                 1

     Net book value:
     At 31 December 2000                                                                                 4
     At 31 December 1999                                                                                 8

(c) The analysis of net book value of land use rights and buildings is as follows:

                                                                                        The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Long leases                                                                        2,482                81
Medium-term leases                                                                 5,103             2,650
Short-term leases                                                                     96                 -
                                                                                   7,681             2,731

All of the Group's buildings are located outside Hong Kong.

(d) The net book value of fixed assets of the Group includes an amount of RMB7,046,000,000 (1999: 431,000,000) in respect of assets held under finance leases.

15 Construction in progress

Construction in progress comprises expenditure incurred on the network expansion projects, construction of office buildings and construction of staff quarters not yet completed at 31 December 2000.

16 Investments in subsidiaries


                                                                                       The Company
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Unlisted equity investments, at cost                                             367,053            95,423

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on 10 November 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK BVI. The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

Details of the subsidiaries are as follows:

                                                          Attributable interest held
                                                                 by the Group
                        Place of          Particulars of   -------------------------
                        incorporation         issued and    Held by the     Held by
Name of company         and operation    paid up capital        Company   subsidiary     Principal activity
---------------         -------------    ---------------    -----------   ----------     ------------------
Guangdong Mobile*       PRC             RMB5,594,840,700           100%            -     Cellular telephone
                                                                                           operator

Zhejiang Mobile         PRC             RMB2,117,790,000           100%            -     Cellular telephone
  Communication                                                                            operator
  Company Limited *
  ("Zhejiang Mobile")

Jiangsu Mobile (BVI)    BVI              1 share at HK$1           100%            -     Investment holding
  Limited                                                                                  company
  ("Jiangsu Mobile BVI")

Jiangsu Mobile          PRC             RMB2,800,000,000              -         100%     Cellular telephone
  Communication                                                             operator
  Company Limited*
  ("Jiangsu Mobile")

Fujian Mobile BVI       BVI              1 share at HK$1           100%           -      Investment holding
                                                                                           company

Fujian Mobile           PRC             RMB5,247,488,000              -        100%      Cellular telephone
  Communication                                                                            operator
  Company Limited*
  ("Fujian Mobile")

Henan Mobile BVI        BVI              1 share at HK$1           100%           -      Investment holding
                                                                                           company

Henan Mobile             PRC         RMB4,367,733,000             -         100%         Cellular telephone
  Communication                                                                            operator
  Company Limited*
  ("Henan Mobile")

Hainan Mobile BVI        BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Hainan Mobile*           PRC           RMB643,000,000             -         100%         Cellular telephone
                                                                                           operator

Beijing Mobile BVI       BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Beijing Mobile*          PRC         RMB5,357,539,000             -         100%         Cellular telephone
                                                                                           operator

Shanghai Mobile BVI      BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Shanghai Mobile*         PRC         RMB5,404,715,000             -         100%         Cellular telephone
                                                                                           operator

Tianjin Mobile BVI       BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Tianjin Mobile*          PRC         RMB1,856,720,000             -         100%         Cellular telephone
                                                                                           operator

Hebei Mobile BVI         BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Hebei Mobile*            PRC         RMB4,015,276,000             -         100%         Cellular telephone
                                                                                           operator

Liaoning Mobile BVI      BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Liaoning Mobile*         PRC         RMB4,758,431,000             -         100%         Cellular telephone
                                                                                           operator

Shandong Mobile BVI      BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Shandong Mobile*         PRC         RMB5,772,040,000             -         100%         Cellular telephone
                                                                                           operator

Guangxi Mobile BVI       BVI          1 share at HK$1          100%            -         Investment holding
                                                                                           company

Guangxi Mobile*          PRC         RMB2,094,590,000             -         100%         Cellular telephone
                                                                                           operator

China Mobile             PRC            USD30,000,000          100%            -         Corporate operation
  (Shenzhen)                                                                               controller
  Limited*

Aspire Holdings Limited  Cayman         HKD78,000,000           80%            -         Investment holding
                         Islands                                                           company

Aspire (BVI) Limited     BVI                 USD1,000             -         100%         Investment holding
                                                                                           company


* Companies registered as wholly-foreign owned enterprises in the PRC (except for Shanghai Mobile which has not completed the relevant registration procedures at 31 December 2000).

17 Interest in associates


                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Unlisted shares, at cost                                                              37                37
Capital contributions, at cost                                                         9                 9
                                                                                      46                46

Details of the associates, all of which are unlisted corporate entities, are as follows:

                              Place of
                              incorporation     Attributable interest
Name of associate             and operation     held by the Group      Principal activity
-----------------             -------------     -----------------      ------------------
China Motion United           Hong Kong         30%                    Provision of
Telecom Limited                                                        telecommunication services

Shenzhen China Motion         PRC               30%                    Provision of
Telecom United Limited                                                 telecommunication services

Fujian Nokia Mobile           PRC               50%                    Network planning and optimising
Communication Technology                                               construction-testing and supervising,
Company Limited                                                        technology support, development
                                                                       and training of Nokia GSM 900/1800
                                                                       Mobile Communication System

18 Investment securities

                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Unlisted equity securities in the PRC, at cost                                        61                 -

19 Deferred tax assets

(a) Movements on deferred taxation comprise:

                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Balance at 1 January                                                               2,306               152
Acquired on acquisition of subsidiaries                                              723                 3
Transfer from the profit and loss account (Note 10(a))                                17             2,151
Balance at 31 December                                                             3,046             2,306

(b) Deferred tax assets of the Group provided for are as follows:


                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Provision for obsolete inventories                                                    12                51
Write-down of fixed assets relating to analog network                              2,102             2,182

Amortisation of deferred revenue                                                      60                73
Income recognition on prepaid service fees                                           872                 -
                                                                                   3,046             2,306

(c) Deferred tax asset of the Group not provided for is as follows:

                                                                                       The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Provision for doubtful accounts                                                      989               402

20 Deferred expenses


                                                                               The Group and the Company
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Balance at 1 January                                                                  51                 -
Additions during the year                                                            128                53
Less:  Amortisation for the year                                                     (15)               (2)
Balance at 31 December                                                               164                51

21 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 33).

Amount due to immediate holding company primarily represents the balance of the purchase consideration for acquisition of subsidiaries (see note 16), which is unsecured, non-interest bearing and repayable on demand.

22 Amounts due from/to related parties

The balances of amounts due from/to related parties at 31 December 1999 represented balances due from/to the Ministry of Information Industry (the "MII") and entities under the control of the MII, including primarily the Directorate General of Telecommunications (the "DGT") and the provincial telecommunications companies (the "PTCs"). As a result of the PRC telecommunication industry restructuring (the "restructuring") in May 2000, the MII and entities under the control of the MII are not considered related parties. China Telecommunications Corporation ("China Telecom") was established in May 2000 as a state-owned enterprise to operate the fixed line telephone and data communications networks nationwide in the PRC, formerly operated by the DGT and the PTCs, and is also not considered to be a related party (see note 33(a)). As at 31 December 2000, all balances due from/to China Telecom and its subsidiaries (the "China Telecom Group") are separately disclosed from amounts due from/to related parties (see notes 24 and 28). The balances of amounts due from/to related parties at 31 December 1999 were unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

23 Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

                                                                                        The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Within 30 days                                                                     6,451             4,298
31-60 days                                                                           524               399
61-90 days                                                                           277               260
                                                                                   7,252             4,957

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

24 Other receivables

Included in other receivables as at 31 December 2000 are amounts due from the China Telecom Group amounting to RMB998,000,000 (see note 22), representing primarily revenue collected on behalf of the Group. The balances with the China Telecom Group were unsecured, non-interest bearing and repayable within one year.

25 Cash and cash equivalents

                                                     The Group                        The Company
                                          -----------------------------      -----------------------------
                                                 2000              1999             2000              1999
                                          RMB million       RMB million      RMB million       RMB million
                                          -----------       -----------      -----------       -----------
Deposits with banks                             6,457             6,986            4,720             6,550
Cash at banks and in hand                      21,245            12,363               28                28
                                               27,702            19,349            4,748             6,578

26 Bank loans and other interest-bearing borrowings

(a) The Group



                                            2000                                     1999
                           ---------------------------------------   -------------------------------------
                               Current   Non-current                     Current  Non-current
                           liabilities   liabilities         Total   liabilities  liabilities        Total
                    Note   RMB million   RMB million   RMB million   RMB million  RMB million  RMB million
                    ----   -----------   -----------   -----------   -----------  -----------  -----------
Bank loans           (c)        10,267        12,014        22,281         4,170        1,623        5,793
Other loans          (c)           204           459           663           181          602          783
Fixed rate notes     (d)             -         4,953         4,953             -        4,952        4,952
Convertible notes    (e)             -         5,708         5,708             -            -            -
                                10,471        23,134        33,605         4,351        7,177       11,528

Included in the current liabilities are short-term bank and other loans amounting to RMB100,000,000 (1999: 100,000,000) which are secured by cash at banks amounting to RMB113,000,000 (1999: 100,000,000). All other short-term bank and other loans are unsecured.

All of the above bank and other loans under non-current liabilities are unsecured.

Other loans bear interest at various rates between 6.03 per cent to 8.24 per cent (1999: 5.7 per cent to 7.6 per cent) with maturities in 2001 to 2004.

(b)      The Company

                                            2000                                     1999
                           ---------------------------------------   -------------------------------------
                               Current   Non-current                     Current  Non-current
                           liabilities   liabilities         Total   liabilities  liabilities        Total
                    Note   RMB million   RMB million   RMB million   RMB million  RMB million  RMB million
                    ----   -----------   -----------   -----------   -----------  -----------  -----------
Fixed rate notes     (d)             -         4,953         4,953             -        4,952        4,952
Convertible notes    (e)             -         5,708         5,708             -            -            -
                                     -        10,661        10,661             -        4,952        4,952

(c) The Group's long-term bank and other loans were repayable as follows:


                                                                               The Group
                                                           -----------------------------------------------
                                                            Bank loans       Other loans             Total
                                                           RMB million       RMB million       RMB million
                                                           -----------       -----------       -----------
At 31 December 2000
On demand or within one year (Note 26(a))                        3,560               204             3,764
After one year but within two years                              5,071               211             5,282
After two years but within five years                            6,873               248             7,121
After five years                                                    70                 -                70
                                                                12,014               459            12,473

                                                                15,574               663            16,237
At 31 December 1999
On demand or within one year (Note 26(a))                          213               181               394
After one year but within two years                                795               181               976
After two years but within five years                              828               421             1,249
                                                                 1,623               602             2,225

                                                                 1,836               783             2,619


The current portion of long-term bank and other loans are included in the current liabilities of bank and other loans as set out in note 26(a) above.

(d) Fixed rate notes

On 2 November 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600,000,000 at an issue price equal to 99.724 per cent of the principal amount of the notes, due on 2 November 2004. The notes bear interest at the rate of 7.875 per cent per annum and such interest is payable semi-annually on 2 May and 2 November of each year, commencing 2 May 2000.

(e) Convertible notes

(i) On 3 November 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690,000,000 at an issue price equal to 100 per cent of the principal amount of the Notes. The Notes bear interest at the rate of 2.25 per cent per annum, payable semi-annually on 3 May and 3 November of each year commencing 3 May 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100 per cent of the principal amount, plus any accrued and unpaid interest on 3

November 2005. The notes are unsecured, senior and unsubordinated obligations of the Company.

(ii) The Notes are convertible at any time on or after 3 December 2000 and before the close of business on the third business day prior to the earlier of
(1) the maturity date of 3 November 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

(iii) During the year, no Notes were converted into ordinary shares of the Company.

27 Obligations under finance leases

As at 31 December 2000, the Group had obligations under finance leases repayable as follows:


                                                                                         The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Within one year                                                                    1,778                78
In the second year                                                                 1,077                73
After two years but within five years                                                216                35
                                                                                   3,071               186

Less: Finance charges relating to future periods                                    (212)              (11)
                                                                                   2,859               175
Less: Amount due within one year                                                  (1,624)              (68)
                                                                                   1,235               107


28 Accounts payable

Included in accounts payable as at 31 December 2000 are amounts due to the China Telecom Group amounting to RMB3,449,000,000 (see note 22), representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December is as follows:


                                                                                         The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Amounts payable in the next:
1 month or on demand                                                               6,614             4,317
2-3 months                                                                           560               395
4-6 months                                                                         1,672               198
7-9 months                                                                           827               660
10-12 months                                                                       1,908               456
                                                                                  11,581             6,026

29 Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers which is recognised as income when the cellular telephone services are rendered upon actual usage by subscribers.

Deferred revenue also includes income from assignment of rights. The balance at year end represents the unamortised portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB9,167 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50 per cent value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortised over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group.

                                                                                         The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             RMB million       RMB million
                                                                             -----------       -----------
Balance at 1 January                                                               1,492             1,757
Additions on acquisition of subsidiaries                                           1,039                 -
Additions during the year                                                          5,689                48
Recognised in profit and loss account                                             (4,566)             (313)
Balance at 31 December                                                             3,654             1,492

30 Share capital


                                                                                         The Group
                                                                             -----------------------------
                                                                                    2000              1999
                                                                             HK$ million       HK$ million
                                                                             -----------       -----------
Authorised:
30,000,000,000 (1999: 16,000,000,000)
  ordinary shares of HK$0.10 each                                                  3,000             1,600

Issued and fully paid:

                                             2000                                            1999
                                                         RMB equivalent                                   RMB equivalent
                               No. of shares HK$ million   RMB million     No. of shares   HK$ million     RMB million
                               ------------- ----------- -------------     -------------   -----------    ------------
At 1 January                  13,706,287,021       1,371         1,467      11,780,788,000     1,178           1,261
Issue of new shares to the
  professional and
  institutional investors      1,115,643,845         112           119         644,804,000        65              69
Issue of consideration shares
  for acquisition of
  subsidiaries                 3,779,407,375         378           400       1,273,195,021       127             136
Shares issued under share
  option scheme (Note 31)          3,974,000           -             -           7,500,000         1               1
At 31 December                18,605,312,241       1,861         1,986      13,706,287,021     1,371           1,467

Pursuant to resolutions passed at directors' meetings held on 2 November 2000 and 8 November 2000 respectively, the Company issued 1,068,396,405 and 47,247,440 ordinary shares of HK$0.10 each to professional and institutional investors, at a consideration of HK$48 per share, for financing the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

Pursuant to ordinary resolutions passed at an extraordinary general meeting held on 10 November 2000, the Company's authorised share capital was increased to HK$3,000,000,000 by the creation of an additional 14,000,000,000 ordinary shares of HK$0.10 each, ranking pari passu with the existing shares of the Company, and 3,779,407,375 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK BVI, at a consideration of HK$48 per share as part of the consideration for the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

31 Share option scheme

On 8 October 1997, the Company adopted a share option scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares equal to 10 per cent of the total issued share capital of the Company. According to the share option scheme, the consideration payable by a participant for the grant of an option under the share option scheme will be HK$1.00. The price of a share payable by a participant upon the exercise of an option will be determined by the directors of the Company at their discretion, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent of the average of the closing prices of shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the option.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme.

During the year, a total number of share options of 31,590,000 (1999: 8,200,000) were granted under the share option scheme to certain directors and employees of the Company. During the year, options were exercised to subscribe for 3,974,000 (1999: 7,500,000) ordinary shares of HK$0.10 each at a total consideration of HK$84,000,000 (equivalent to RMB89,000,000) (1999: HK$84,000,000 (equivalent to
RMB88,000,000)).

At 31 December 2000 and 1999, the outstanding options were as follows:

                              Normal period              Price per share to         No. of shares involved
                              during which              be paid on exercise     in the options outstanding
Date options granted          options exercisable                of options                at the year end
--------------------          -------------------       -------------------     --------------------------
At 31 December 2000
9 March 1998                  9 March 1998 to                      HK$11.10                      2,100,000
                              8 March 2006

26 November 1999              26 November 1999                     HK$33.91                      3,500,000

                              to 7 October 2007

26 November 1999              26 November 2002                     HK$33.91                      3,500,000
                              to 7 October 2007

25 April 2000                 25 April 2002 to                     HK$45.04                     15,608,000
                              7 October 2007

25 April 2000                 25 April 2005 to                     HK$45.04                     15,608,000
                              7 October 2007

At 31 December 1999
9 March 1998                  9 March 1998 to                      HK$11.10                      4,500,000
                              8 March 2006

26 November 1999              26 November 1999                     HK$33.91                      4,100,000
                              to 7 October 2007

26 November 1999              26 November 2002                     HK$33.91                      4,100,000
                              to 7 October 2007

32 Reserves


                                                                                     PRC
                                                       Share        Capital      General    statutory     Retained
                                                     premium        reserve      reserve     reserves      profits        Total
                                                 RMB million    RMB million  RMB million  RMB million  RMB million   RMB million
                                                 -----------    -----------  -----------  -----------  -----------   -----------
(a)  The Group
     At 1 January 1999                                50,643       (14,490)           72        2,203        6,138        44,566
     Issue of new shares to
       professional and
       institutional investors                        16,484             -             -            -            -        16,484
     Issue of consideration shares
       for acquisition of subsidiaries 32,549              -             -             -            -       32,549
     Expenses incurred in connection
       with the issue of new shares
       to professional and
       institutional investors                          (419)            -             -            -            -          (419)
     Goodwill arising
       on acquisition of
       subsidiaries                                        -       (42,440)            -            -            -       (42,440)
     Shares issued under share
       option scheme                                      88             -             -            -            -            88
     Net profit for the year                               -             -             -            -        4,797         4,797
     Transfer to PRC statutory reserves                    -             -             -        3,524       (3,524)            -
     At 31 December 1999                              99,345       (56,930)           72        5,727        7,411        55,625
     At 1 January 2000                                99,345       (56,930)           72        5,727        7,411        55,625
     Issue of new shares to
       professional and institutional
       investors (note 30)                            56,694             -             -            -            -        56,694
     Issue of consideration shares
       for acquisition of
       subsidiaries (note 30)                        191,969             -             -            -            -       191,969
     Expenses incurred in connection
       with the issue of new shares
       to professional and
       institutional investors (note 30)              (1,090)            -             -            -            -        (1,090)
     Goodwill arising
       on acquisition of
       subsidiaries                                        -      (239,540)            -            -            -      (239,540)
     Shares issued under share
       option scheme (Note 31)                            89             -             -            -            -            89
     Net profit for the year                               -             -             -            -       18,027        18,027
     Transfer to PRC statutory reserves                    -             -             -        6,916       (6,916)            -
     At 31 December 2000                             347,007      (296,470)           72       12,643       18,522        81,774

                                                         Share        General       Retained
                                                       premium        reserve        profits         Total
                                                   RMB million    RMB million    RMB million   RMB million
                                                   -----------    -----------    -----------   -----------
(b)  The Company
     At 1 January 1999                                  50,643             72          1,776        52,491
     Issue of new shares to professional and
       institutional investors                          16,484              -              -        16,484
     Issue of consideration shares for acquisition
       of subsidiaries                                  32,549              -              -        32,549
     Expenses incurred in connection with the issue
       of new shares to professional and
       institutional investors                            (419)             -              -          (419)
     Shares issued under share option scheme                88              -              -            88
     Net profit for the year                                 -              -          1,234         1,234
     At 31 December 1999                                99,345             72          3,010       102,427
     At 1 January 2000                                  99,345             72          3,010       102,427
     Issue of new shares to professional and
       institutional investors (Note 30)                56,694              -              -        56,694
     Issue of consideration shares for acquisition
       of subsidiaries (Note 30)                       191,969              -              -       191,969
     Expenses incurred in connection with the issue
       of new shares to professional and
       institutional investors (Note 30)                (1,090)             -              -        (1,090)
     Shares issued under share option
       scheme (Note 31)                                     89              -              -            89
     Net profit for the year (Note 11)                       -              -          4,670         4,670
     At 31 December 2000                               347,007             72          7,680       354,759


At 31 December 2000, the amount of distributable reserves of the Company amounted to RMB7,752,000,000 (1999: RMB3,082,000,000).

Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

Capital reserve

At 31 December 2000, balance of capital reserve represents primarily goodwill arising on the acquisition of subsidiaries.

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

At 31 December 2000, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile and Beijing Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shangdong Mobile and Guangxi Mobile are wholly-foreign owned enterprises. In accordance with Accounting Regulations for PRC Enterprises with Foreign Investment, they are required to transfer at least 10 per cent of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve at 10 per cent of their profit after taxation determined under PRC GAAP. During the year, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile transferred 30 per cent of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. Beijing Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile,

Shandong Mobile and Guangxi Mobile did not make any appropriation to the enterprise expansion fund during the year.

The general reserve can be used to make good losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

As Shanghai Mobile has not yet registered as a wholly-foreign owned enterprise at 31 December 2000, it is not required to make the above transfers for the year ended 31 December 2000. According to the Articles of Association, Shanghai Mobile is required to transfer a certain percentage of profit after taxation, as determined under PRC GAAP, to the statutory surplus reserve and statutory public welfare fund. During the year, appropriations were made by Shanghai Mobile to the statutory surplus reserve and the statutory public welfare fund both at 10 per cent of its profit after taxation determined under PRC GAAP.

Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilised on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

At 31 December 2000, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB3,263,000,000 (1999: RMB1,400,000,000), RMB9,067,000,000 (1999:
RMB4,198,000,000), RMB175,000,000 (1999: RMB83,000,000) and RMB138,000,000
(1999: RMB46,000,000) respectively.

33 Related party transactions

(a) Parties are considered to be related if the one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The majority of the Group's business activities are conducted with China Mobile (the Company's ultimate holding company) and its subsidiaries (the "China Mobile Group") and the China Telecom Group (see note 22).

As a result of the restructuring in May 2000, the MII ceased to have controlling interests in China Mobile and the DGT and the PTCs and no longer exercises control over telecommunications operations. As described in note 22, China Telecom was set up as a result of the restructuring to operate the fixed line telephone networks in the PRC previously operated by the DGT and the PTCs, and is owned by the PRC government. The MII continues in its capacity as the industry regulator providing policy guidance and exercising regulatory authority over all telecommunications services providers in the PRC. As such, the MII or entities under the control of the MII including the DGT and the PTCs, and the China Telecom Group are no longer considered to be related parties of the Group since May 2000.

The following is a summary of principal transactions which were entered into by the Group with the China Mobile Group since its formation, and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000.

                                                                                    2000              1999
                                                                 Note        RMB million       RMB million
                                                                 ----        -----------       -----------
Interconnection revenue                                           (i)              1,744             1,242
Interconnection charges                                          (ii)              2,864             5,275
Leased line charges                                             (iii)              2,464             3,723
Roaming revenue                                                  (iv)              2,674             1,497
Roaming expenses                                                  (v)              2,076             1,178
Spectrum fees                                                    (vi)                 15                12
Operating lease charges                                         (vii)                226               280
Sales commission                                               (viii)                248               378
Debt collection service fees                                   (viii)                 91               143
Billing service fees                                           (viii)                  -                 2
Roaming billing processing fees                                (viii)                148                 -
Equipment maintenance service fees                               (ix)                  1                 -
Rental charges of synchronised clock ports                        (x)                  3                 2
Construction and related service fees                            (xi)                 20                 -
Purchase of transmission tower and transmission
  tower-related service and antenna
  maintenance service fees                                      (xii)                 16                 -
Prepaid card sales commission income                           (xiii)                114                 -
Prepaid card sales commission expenses                         (xiii)                 99                 -

Notes:

(i) Interconnection revenue represents the amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") or the DGT or the China Mobile Group since its formation in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region ("the relevant provinces") and from the relevant PTCs in respect of calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC.

(ii) Interconnection charges represent the amounts paid or payable to the relevant PTCs or the DGT or China Mobile Group since its formation in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces and in respect of calls made between the Group's cellular networks, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group or the relevant PTCs for the use of leased lines between the base transceiver stations, base station controllers, base stations, fixed line network connectors, long distance network connectors and main switches.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the relevant PTCs prior to May 2000 or subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(viii) The Group entered into certain services agreements in respect of marketing services with authorised dealers, debt collection services and billing services with the relevant PTCs or subsidiaries of China Mobile.

     Sales commission represents the amounts paid or payable to the relevant PTCs or subsidiaries of China Mobile for their marketing of the cellular services in the relevant provinces.

     Debt collection service fees represent the amounts paid or payable to the relevant PTCs or subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

     Billing service fees represent the amounts paid or payable to the relevant PTCs for their provision of billing services to the Company's subsidiaries.

     Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries .

(ix) Equipment maintenance service fees represent the amount paid or payable to the Fujian PTC or subsidiaries of China Mobile for the provision of the maintenance services to Fujian Mobile, Beijing Mobile, Shanghai Mobile and Liaoning Mobile.

(x) Rental charges of synchronised clock ports represent expenses paid or payable to the relevant PTCs for leasing of synchronised clock ports by the Company's subsidiaries.

(xi) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of construction services to Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile.

(xii) Payment represents cash payment by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

(xiii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(b) Pursuant to the ordinary resolution passed by the Company's shareholders on 10 November 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK BVI, the immediate holding company of the Company, for a total consideration of HK$256,021,000,000 (equivalent to RMB271,485,000,000). The consideration was satisfied by a cash of HK$74,609,000,000 (equivalent to RMB79,116,000,000 and allotment of shares to CMHK BVI amounted to HK$181,412,000,000 (equivalent to RMB192,369,000,000). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

Pursuant to an ordinary resolution passed by the Company's shareholders on 11 November 1999, the Company acquired the entire issued share capital of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI from CMHK BVI (formerly China Telecom Hong Kong (BVI) Limited), the immediate holding company of the Company, for a total consideration of HK$49,715,000,000 (equivalent to RMB52,953,000,000). The consideration was satisfied by a cash of HK$19,031,000,000 (equivalent to RMB20,268,000,000) and allotment of shares to CMHK BVI amounted to HK$30,684,000,000 (equivalent to RMB32,685,000,000). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile, respectively.

34 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2000 not provided for in the accounts were as follows:


         The Group         The Company
                                                 2000              1999             2000              1999
                                          RMB million       RMB million      RMB million       RMB million
                                          -----------       -----------      -----------       -----------
Commitments in respect of land
  and buildings
 - authorised and contracted for                1,632               161                -                 -
 - authorised but not contracted for            3,275             2,676                -                 -
                                                4,907             2,837                -                 -

Commitments in respect of
  telecommunications equipment
 - authorised and contracted for                9,080             7,328            1,737             2,557
 - authorised but not contracted for           30,781            13,312                -                 -
                                               39,861            20,640            1,737             2,557
Total commitments
 - authorised and contracted for               10,712             7,489            1,737             2,557
 - authorised but not contracted for           34,056            15,988                -                 -
                                               44,768            23,477            1,737             2,557

(b) Operating lease commitments

The Group and the Company had commitments under operating leases to make payments in the next year as follows:


                                            The Group       The Company
                               Land and          Leased                                          Land and
                               buildings          lines            Others            Total       buildings
                             RMB million    RMB million       RMB million      RMB million     RMB million
                             -----------    -----------       -----------      -----------     -----------
At 31 December 2000
Leases expiring:
Within one year                      138          1,389                15            1,542               2
After one year but
  within five years                  150            684               223            1,057               1
After five years                     323          2,046                51            2,420               -
                                     611          4,119               289            5,019               3
At 31 December 1999
Leases expiring:
Within one year                      134            976                 1            1,111               2
After one year but
  within five years                   60            901               301            1,262               1
After five years                     221          2,010                40            2,271               -
                                     415          3,887               342            4,644               3

35 Ultimate holding company

The directors consider the ultimate holding company at 31 December 2000 to be China Mobile, a company incorporated in the PRC.

Supplementary Information for ADR Holders

The Group's accounting policies conform with generally accepted accounting principles in Hong Kong ("HK GAAP") which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America ("US GAAP").

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

(a)  Effect of combination of entities under common control

     Under HK GAAP, the Group adopted the acquisition method to account for the purchase of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. Goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition.

     As a result of the Group, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. The cash consideration paid by the Group has been treated as an equity transaction in the year of acquisition for US GAAP purposes.

(b)  Capitalisation of interest

     Under HK GAAP, the Group capitalises interest costs to the extent that the related borrowings are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

     Under US GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(c)  Revaluation and impairment of fixed assets

     For certain periods prior to 31 May 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders' equity.

     Additionally, the fixed assets of Guangdong Mobile and Zhejiang Mobile were revalued as of 31 May 1997 as a result of the Restructuring occurred in 1997. The fixed assets of Jiangsu Mobile were revalued as of 31 December 1997 upon its acquisition by the Group on 3 June 1998. The fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile were revalued as of 30 June 1999 upon their acquisitions by the Group on 11 November 1999. The fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were revalued as of 30 June 2000 upon their acquisitions by the Group on 10 November 2000. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases.

     The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

     Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. However, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation reserve is created under US GAAP with a corresponding increase in shareholders' equity.

     Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(d)  Employee housing scheme

     The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognised by the subsidiaries.

     Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statement of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

(e)  Deferred taxation

     Under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognised unless their realisation is assured beyond reasonable doubt.

     Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realisation of such amounts does not meet the criterion of "more likely than not".

(f)  Share option scheme

     The Group grants share options to directors and employees. Under HK GAAP, the proceeds received are recognised as an increase to capital upon the exercise of the share options.

     Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options and amortises this amount over the vesting period of the option concerned.

(g)  Revenue recognition

     Until 30 June 1999, under both HK GAAP and US GAAP, connection fee revenue and telephone number selection fee were recognised as received. Under US GAAP, effective 1 July 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognised over the estimated customer usage period for the related service.

     Under US GAAP, effective 1 January 2000, the Group adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). Under SAB101, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, are deferred and amortised over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB101 was not material.

(h)  Interconnection, roaming and leased line agreements

     In May 2000, the Group entered into new agreements with China Mobile for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from 1 October 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from 1 April 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the period ended 30 June 2000. Under US GAAP, such net savings are deferred and amortised on a straight-line basis over seven years.

(i)  Recently issued accounting standards

     In June 1998, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. SFAS 133, as amended, is effective for fiscal years beginning after 15 June 2000. Because the Group does not hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS 133 did not have any impact on the Group's operations or financial position under US GAAP.

     Effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

                                                   2000              2000             1999            1998
                                            US$ million       RMB million      RMB million     RMB million
                                            -----------       -----------      -----------     -----------
   Net profit under HK GAAP                       2,178            18,027            4,797           6,900
   Adjustments:
     Effect of combination of entities
       under common control                         862             7,139            4,886           7,357
     Capitalised interest                             2                17               96              84
     Revaluation of fixed assets                     73               603            3,781           1,250
     Employee housing scheme                          1                 2             (227)           (346)
     Deferred taxation                              (48)             (395)             352            (189)
     Share option scheme                            (12)              (99)             (22)            (32)
     Amortisation of net connection fees and
       telephone number selection fees              (65)             (542)          (1,511)              -
     Amortisation of net savings from
       interconnection, roaming and

       leased line agreements                       (66)             (543)                -               -
     Deferred tax effects of US GAAP
       adjustments                                    8                71           (1,159)           (441)
   Net profit under US GAAP                       2,933            24,280           10,993          14,583
   Basic and diluted net profit per
     share in accordance with US GAAP              0.15              1.26             0.61            0.81
   Basic and diluted net profit per
     ADS in accordance with US GAAP*               0.76              6.30             3.04            4.06

     * Based on a ratio of 5 ordinary shares to one ADS.

     Effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:


                                                                   2000             2000              1999
                                                            US$ million      RMB million       RMB million
                                                            -----------      -----------       -----------
   Shareholders' equity under HK GAAP                            10,118           83,760            57,092
   Adjustments:
     Effect of combination of entities
       under common control                                           -                -            21,030
     Capitalised interest                                            59              491               475
     Revaluation of fixed assets
    - Cost                                                       (1,378)         (11,410)           (6,586)
    - Accumulated depreciation and other                            745            6,167             5,506
     Deferred tax adjustments on revaluations                       205            1,697               304
     Employee housing scheme                                       (144)          (1,193)           (1,195)
     Deemed capital contribution for
       employee housing scheme                                      144            1,193             1,110
     Deferral of net connection fees and
       telephone number selection fees                             (248)          (2,054)           (1,511)
     Deferral of net savings from interconnection,
       roaming and leased line agreements                           (66)            (543)                -
     Recognition of deferred taxes                                  153            1,264               833
     Deferred tax effects of US GAAP adjustments                     35              288                15
   Shareholders' equity under US GAAP                             9,623           79,660            77,073

     Solely for the convenience of the reader, the 31 December 2000 tables above and following information have been translated into United States dollars at the rate of US$1.00 = RMB8.2781 quoted by the People's Bank of China on 31 December 2000. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2000, or any other certain date.

Consolidated Statements of Income prepared under US GAAP


                                                                   Years ended 31 December
                                                 2000              2000             1999              1998
                                          US$ million       RMB million      RMB million       RMB million
                                          -----------       -----------      -----------       -----------
                                                                     (except per share data)

Operating revenue
Usage fees                                      7,758            64,220           47,726            33,447
Monthly fees                                    1,735            14,364           10,935             8,806
Connection fees                                   219             1,811            4,479             7,546
Other operating revenue                         1,279            10,585            7,463             4,576

                                                                 10,991           90,980            70,603
Operating expenses
Leased lines                                      959             7,937            7,999             8,928
Interconnection                                 1,664            13,773           12,550             8,264
Depreciation                                    1,712            14,169           12,952             8,539
Personnel                                         588             4,871            3,271             2,560
Other operating expenses                        1,706            14,121            9,896             9,046
Write-down and write-off analog
  network equipment                               187             1,547            9,775               136
                                                                  6,816           56,418            56,443

Profit from operations                          4,175            34,562           14,160            16,902
Other net income                                  134             1,107              628               206
Non-operating net income/(expenses)                 5                38             (49)                58
Interest income                                   129             1,070              809             1,624
Finance costs                                    (169)           (1,399)            (938)             (294)
Profit from ordinary activities before
taxation                                        4,274            35,378           14,610            18,496
Taxation                                       (1,340)          (11,097)          (3,617)           (3,912)
Profit from ordinary activities after
taxation                                        2,934            24,281           10,993            14,584
Minority interests                                 (1)               (1)                -               (1)
Net profit                                      2,933            24,280           10,993            14,583
Basic and diluted net profit per share           0.15              1.26             0.61              0.81
Basic and diluted net profit per ADS*            0.76              6.30             3.04              4.06

* Based on a ratio of 5 ordinary shares to one ADS.

Consolidated Balance Sheets prepared under US GAAP

                                                                             31 December
                                                                   2000             2000              1999
                                                            US$ million      RMB million       RMB million
                                                            -----------      -----------       -----------
Assets
Current assets
  Cash and cash equivalents                                       3,346           27,702            23,990
  Deposits with banks                                             1,474           12,204             8,252
  Accounts receivable                                               876            7,252             7,642
  Other receivables                                                 157            1,299               955
  Inventories                                                       100              828               359
  Prepayments and other current assets                              156            1,289               968
  Amount due from ultimate holding company                           67              557               542
  Amounts due from related parties                                  121              998             3,002
  Total current assets                                            6,297           52,129            45,710
Fixed assets                                                      9,932           82,223            71,791
Construction in progress                                          1,694           14,019            12,096
Investment securities                                                 7               61                88
Interest in associates                                                6               46                46
Deferred tax assets                                                 608            5,031             5,442
Deferred expenses                                                   213            1,765               960
Total assets                                                     18,757          155,274           136,133
Liabilities and shareholders' equity
Current liabilities
  Accounts payable                                                  983            8,132             9,298
  Bills payable                                                     121            1,005             1,779
  Bank loans and other interest-bearing borrowings                1,265           10,471             9,179
  Current instalments of obligations under finance leases           196            1,624             1,753
  Taxation                                                          661            5,471             2,868
  Amounts due to related parties                                    416            3,449             3,643

  Accrued expenses and other payables                             1,016            8,408             6,150
  Amount due to immediate holding company                           500            4,136                 -
  Amount due to ultimate holding company                             82              678               664
  Total current liabilities                                       5,240           43,374            35,334
Bank loans and other interest-bearing borrowings                  2,795           23,134            16,035
Deferred tax liabilities                                              -                -             1,530
Deferred revenue                                                    948            7,854             3,912
Obligation under finance leases, excluding current instalments      149            1,235             2,249
Total liabilities                                                 9,132           75,597            59,060
Minority interests                                                    2               17                 -
Shareholders' equity                                              9,623           79,660            77,073
Total liabilities and shareholders' equity                       18,757          155,274           136,133

Note: The above "Consolidated Balance Sheets" and "Consolidated Statements of Income" as at 31 December 1999 and 2000 and for each of the three years ended 31 December 1998, 1999 and 2000 include the results of the Company and its subsidiaries, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile BVI and Jiangsu Mobile, Fujian Mobile BVI and Fujian Mobile, Henan Mobile BVI and Henan Mobile, Hainan Mobile BVI and Hainan Mobile, Beijing Mobile BVI and Beijing Mobile, Shanghai Mobile BVI and Shanghai Mobile, Tianjin Mobile BVI and Tianjin Mobile, Hebei Mobile BVI and Hebei Mobile, Liaoning Mobile BVI and Liaoning Mobile, Shandong Mobile BVI and Shandong Mobile, Guangxi Mobile BVI and Guangxi Mobile, China Mobile (Shenzhen) Limited and Aspire Holdings Limited, prepared under US GAAP as if the current Group structure had been in place throughout the relevant periods.

Financial Summary
(expressed in Renminbi)

Results

                                                                                    Proforma     Proforma
                                                                                    combined      combined
                                              2000          1999            1998        1997          1996
                                       RMB million   RMB million     RMB million RMB million   RMB million
                                       -----------   -----------     ----------- -----------   -----------

Operating revenue
Usage fees                                  46,287        25,812          16,346       8,718         5,528
Monthly fees                                 9,623         4,981           4,347       2,692         1,658
Connection fees                              2,213         4,319           3,323       3,174         2,673
Other operating revenue                      6,861         3,511           2,329         904           508
                                            64,984        38,623          26,345      15,488        10,367
Operating expenses
Leased lines                                 5,501         3,723           3,917       3,134         2,214
Interconnection                              8,329         6,453           4,752       1,214           196
Depreciation                                 9,759         7,411           4,598       2,681         1,424
Personnel                                    3,991         2,256           1,595         756           416
Other operating expenses                    10,578         5,140           3,548       2,289         1,154
                                            38,158        24,983          18,410      10,074         5,404

Profit from operations                      26,826        13,640           7,935       5,414         4,963
Write-down and write-off of
  analog network equipment                  (1,525)       (8,242)           (282)          -             -
Other net income                               915           552             336          85            48
Non-operating net (expenses) / income           (5)            70            (51)       (27)            23
Interest income                              1,006           767           1,609         656            73
Finance costs                                 (824)         (343)           (160)      (175)          (167)
Profit from ordinary activities
  before taxation                           26,393         6,444           9,387       5,953         4,940
Taxation                                    (8,366)       (1,647)         (2,486)       (991)         (427)

Profit from ordinary activities
  after taxation                            18,027         4,797           6,901       4,962         4,513
Minority interests                               -             -              (1)         (7)           (4)
Profit attributable to shareholders         18,027         4,797           6,900       4,955         4,509

Assets and liabilities

                                                                                                 Proforma
                                                                                                  combined
                                              2000          1999            1998        1997          1996
                                       RMB million   RMB million     RMB million RMB million   RMB million
                                       -----------   -----------     ----------- -----------   -----------
Fixed assets                                87,465        42,699          33,986      18,634        11,536
Construction in progress                    13,527         6,735           7,339       3,558         1,001
Interest in associates                          46            46              30          30            --
Investment securities                           61            --              --          --            --
Amounts due from related parties                --            --              --          73           570
Deferred tax assets                          3,046         2,306             152          24            22
Deferred expenses                              164            51              --          --            --
Net current assets                           7,491        14,031           7,083      36,468         1,494
Total assets less current liabilities      111,800        65,868          48,590      58,787        14,623
Long term bank loans and
  other interest-bearing borrowings        (23,134)       (7,177)           (991)     (2,870)       (1,946)
Obligations under finance leases,
  excluding current instalments             (1,235)         (107)             --          --            --
Deferred revenue                            (3,654)       (1,492)         (1,757)     (1,353)         (199)
Minority interests                             (17)           --             (15)        (14)           (7)
Net assets                                  83,760        57,092          45,827      54,550        12,471


Note: The above tables summarise the Group's proforma combined results for each of the two years ended 31 December 1996 and 1997, the results of the Group for the year ended 31 December 1998, 1999 and 2000 the Group's assets and liabilities as at 31 December 1997, 1998, 1999 and 2000 together with the proforma combined statements of the Group's assets and liabilities as at 31 December 1996.

     The Group's proforma combined results for each of the two years ended 31 December, 1996 and 1997 have been prepared on a combined basis as if Guangdong Mobile and Zhejiang Mobile were subsidiaries of the Company since 1 January 1996 or since the respective dates of incorporation where these are shorter periods. The Group's results for the year ended 31 December 1998 include the results of the Company, Guangdong Mobile and Zhejiang Mobile for the year ended 31 December 1998 and the post-acquisition results of Jiangsu Mobile for the period from 4 June 1998 to 31 December 1998. The Group's results for the year ended 31 December 1999 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, and Jiangsu Mobile for the year ended 31 December 1999 and the post-acquisition results of Fujian Mobile, Henan Mobile and Hainan Mobile for the period from 12 November 1999 to 31 December 1999. The Group's result, for the year ended 31 December 2000 include the results of the Company, Guandong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended 31 December 2000, the results of China Mobile (Shenzhen) Limited and Aspire Holdings Limited for the period from their respective dates of incorporation to 31 December 2000 and the post acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from 13 November 2000 to 31 December 2000.

     The Group's proforma combined assets and liabilities as at 31 December 1996 are combinations of the statements of assets and liabilities of Guangdong Mobile and Zhejiang Mobile as at 31 December 1996.

Milestones

1940's
1 November 1949

The Ministry of Posts and Telecommunications was established under the People's Central Government of the People's Republic of China.

1980's
February 1987

The first cellular mobile telephone system was introduced in China. The Guangdong Posts and Telecommunications Administration signed the contract for the first phase of the Pearl Delta Mobile Telecommunications Project, the total investment being US$8.9 million.

18 November 1987

The Guangzhou Exchange, China's first cellular telecommunications exchange, opened with a subscriber base of 150. It had 3 base stations and 40 channels.

September 1988

Guangdong Mobile Communication Corporation was established.

October 1989

The Pearl Delta Mobile network introduced automated roaming service.

1990's
December 1992

Automatic cellular roaming service was inaugurated between Guangdong Province, Hong Kong and Macau.

9 February 1994

The State Council of the People's Republic of China approved the Ministry of Posts and Telecommunications' Three Directions proposal to change the status of the Directorate General of Telecommunications to an independently audited enterprise managing telecommunications networks and services throughout China.

27 April 1995

The Directorate General of Telecommunications was registered as a legal enterprise and was renamed Directorate General of Telecommunications of China Posts and Telecommunications -- China Telecom for short.

June 1995

National analog mobile telecommunications networks A and B were interconnected to provide automatic roaming.

1 January 1996

The GSM network commenced pilot operations, providing automatic roaming service to 15 provinces and cities in China including Guangdong Province, Zhejiang Province and Jiangsu Province.

10 January 1996

Interconnection of national analog mobile networks A and B commenced pilot operations.

February 1996

Zhejiang GSM Mobile Communication Company Limited was established. The name was later changed to Zhejiang Mobile Communication Company Limited.

18 July 1996

China Telecom launched international GSM roaming service and roaming services to Hong Kong and Macau. Automatic roaming service was established with Hongkong Telecom CSL.

21 March 1997

China Telecom (Hong Kong) Limited was established in Hong Kong. It was later renamed China Telecom (Hong Kong) Group Limited and then China Mobile (Hong
Kong) Group Limited.

1990's (continued)
17 July 1997

The cellular subscriber base of the China Telecom (DGT) system exceeded 10 million subscribers and was ranked the third largest cellular subscriber base in the world.

3 September 1997

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited.

22 and 23 October 1997

China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

4 June 1998

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile Communication Company Limited.

26 June 1998

The China Telecom (Hong Kong) Limited Shenzhen Representative Office was established in Shenzhen, P.R. China.

18 August 1998

The cellular subscriber base of the China Telecom (DGT) system throughout China exceeded 20 million.

2 November 1999

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of notes due 2004 of US$600 million.

12 November 1999

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited.

2000's
5 June 2000

China Telecom (Hong Kong) Limited established Aspire Holdings Limited for the research and development of wireless data business.

9 June 2000

China Telecom (Shenzhen) Limited, a wholly-owned subsidiary of China Telecom (Hong Kong) Limited was established.

28 June 2000

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October 2000

China Mobile (Hong Kong) Limited entered into a strategic investor placing agreement with Vodafone Group Plc. Vodafone Group Plc. acquired new shares of China Mobile (Hong Kong) Limited of US$2.5 billion. In addition, the parties also entered into a memorandum of understanding which sets forth the cooperation between them in relation to mobile voice and data communications services.

3 November 2000

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes due 2005 of US$690 million. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November 2000

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited, Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited and Guangxi Mobile Communication Company Limited.

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Analog

A type of mobile communications technology which transmits analog signals between base stations and mobile subscribers.

Average number of subscribers

For 1997 and 1998, the average number of subscribers is the arithmetic average of the number of subscribers at the beginning and the end of the corresponding calendar year. For 1999 and 2000, it is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Base station; Base transceiver station

Base (transceiver) station refers to transmitters, receivers, and antennas serving each wireless network cell and their transmission power will determine the radius of each cell.

BOSS

Business Operation Support System, which includes billing and collecting systems, customer care centers, and sales and marketing systems.

Cellular mobile communications system

In a cellular mobile communications system, the coverage of an operator is divided into various cells. Each cell corresponds to the area covered by a set of transmitters and receivers and is allocated a fixed set of frequencies.

Channel

For mobile communications, a channel is a pair of frequencies for signal transmission. There are two types of channels for GSM: voice channels for the transmission of voice and data; and control channels for the transmission of network management information and channel control information, and application data information such as short message services.

CMNet

CMNet is the IP backbone network, constructed by the Group, which covers the service areas of the Group's 13 mobile communications operators. CMNet can also provide computer subscribers as well as mobile subscribers with various IP-based services like Internet and VoIP.

Digital mobile communications

A type of mobile communications technology which transmits digital signals between base stations and mobile subscribers. Digital signals are produced by modulating the analog signals.

GPRS

General Packet Switched Radio Service refers to the application of packet-switched technology in wireless telecommunications which will only consume network resources during data transmission without the need to have a dedicated channel for continuous data transmission flow. GPRS technology allows mobile subscribers to transmit and receive data at a speed exceeding 115 kbit/s.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming. GSM is the standard accepted in most of Europe, the Middle East, Africa, Australia and Asia (with the exception of, among others, Japan and South Korea).

Interconnect

To establish effective communication links between telecommunications networks so as to permit the subscribers of a telecommunications service operator to communicate with the subscribers of another telecommunications service operator or to utilize the telecommunications services provided by another telecommunications service operator.

IP

Internet Protocol, the standard communication protocol used in the exchange of information between terminals or network equipment over the Internet.

Mobile switching centre

Mobile switching centre processes communications between mobile subscribers and other subscribers (such as mobile subscribers, ISDN subscribers and fixed line subscribers, etc.). Mobile switching centre includes the necessary database for the storage of subscriber information and equipment to perform subscriber mobility functions.

Network infrastructure

Fixed infrastructure equipment consisting of base stations, base station controllers, antennas, switches, information management systems and other equipment that provide communications services to subscribers.

Network utilisation rate

The ratio of the aggregate subscriber base to the capacity of the mobile telecommunications network. At present, the capacity of the mobile telecommunications network is calculated on the basis that each wireless voice channel can support 30 subscribers.

Penetration rate

The total number of subscribers (including the estimated subscribers using the services of other operators) divided by the total population in the designated area.

Roaming

A service which allows a subscriber to use his or her handset while outside of his or her home location. Roaming requires an agreement between operators in order to permit subscribers to access the other operator's system.

SIM card

Subscriber Identity Module card which is the necessary identification for subscribers to connect to the network and which contains a GSM encryption algorithm to ensure secure communications. The SIM card contains the personal identification number of the subscriber as well as basic subscriber data and network information.

WAP

Wireless Application Protocol is a software protocol stack that defines a standardized means of transmitting Internet-based content and data to mobile handsets and other wireless handheld devices.

VoIP

Voice over IP telephony refers to the encoding of voice signals using IP Protocol and transmitting them over an IP network. In this case, the voice signals are divided into several packets and each packet is sent separately instead of setting up and maintaining a voice channel between the calling and called parties for the duration of a call.

2.5 Generation mobile communications technologies (2.5G)

2.5 Generation mobile communications technologies are interim mobile phone technologies that are designed to facilitate an eventual migration from current Second Generation mobile telecommunications technologies (including GSM and CDMA, etc.) to Third Generation mobile telecommunications technologies (including GPRS and EDGE, etc.), which enhance the wireless data communication capabilities of the current Second Generation mobile telecommunications system.

Third Generation mobile telecommunications technologies (3G)

Third Generation mobile telecommunications technologies are focused on providing wireless broadband multi-media communications services including high-speed data services, imaging services and global roaming.